[Logo]

                              WIDEPOINT CORPORATION
                         One Lincoln Centre, Suite 1100
                        Oakbrook Terrace, Illinois 60181

                                                               November 17, 2003

Dear Stockholder:

     2002 proved to be the third consecutive year of contraction and very difficult market conditions for the Information Technology industry. During the year, Widepoint experienced its share of the continuation of the economic downturn, characterized by curtailed technology spending and the elimination of new technology projects and programs by its clients and prospects. In addition, we began to feel the impact of low cost offshore technology outsourcing providers on our traditional markets and profit margins.

     As I am sure you are all aware, these economic conditions have continued into the current year, further testing the ability of organizations and management teams to husband resources, retain intellectual capital, and position their companies to prosper in the years ahead. Widepoint has adapted to these changing market conditions by a continued focus on its core customers, optimizing expenses and infrastructure, preserving capital resources, and investing in new value-added practice areas.

     Early in 2003, WidePoint began implementing initiatives targeting revenue growth and expansion of our base business, combined with opportunistic expansion into carefully selected new services and industry sectors. Among these are Government IT Outsourcing, Wireless/Mobile Solutions, and Business Continuity Planning. Looking forward, we are confident that these new activities will generate incremental revenue and earnings growth for the Company.

     We are grateful for your continued support, as we strive to re-position your Company to best take advantage of new opportunities that emerge from our rapidly changing markets.

                                        Sincerely,

                                        /s/ Steve L. Komar
                                        ------------------

                                        Steve L. Komar
                                        Chairman of the Board and
                                        Chief Executive Officer

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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  ------------
                                    Form 10-K
                                  ------------

               [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                    For the fiscal year ended December 31, 2002.

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

          For the transition period from ____________ to ____________ .

                        Commission File Number 000-23967

                              WidePoint Corporation
             (Exact name of registrant as specified in its charter.)

                     Delaware                                52-2040275
         (State or other jurisdiction of                 (I.R.S. Employer
          incorporation or organization)                Identification No.)

                 One Lincoln Centre, Oakbrook Terrace, IL 60181
               (Address of principal executive offices) (Zip Code)

                                 (630) 645-0003
                 Registrant's phone number, including area code:

        Securities registered pursuant to Section 12(b) of the Act: None

           Securities registered pursuant to section 12(g) of the Act:

                     Common Stock, par value $.001 per share
                                (Title of Class)

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes [X] No [ ]

     Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

     The aggregate market value of the registrant's Common Stock, par value $.001 per share, held as of the last business day of the registrant's most recently completed second fiscal quarter by non-affiliates of the registrant was approximately $1,143,892 based on the average bid and asked prices of the Common Stock on such date.

     As of March 17, 2003, the registrant had 15,579,913 shares of its Common Stock issued and outstanding.

     Indicate by check mark if disclosure of delinquent filers pursuant to item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

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================================================================================

Item 1. Business

Introduction

     WidePoint Corporation ("WidePoint" or the "Company") is a consulting services firm specializing in planning, managing and implementing Information Technology ("IT") solutions. Its staff consists of business and technical specialists that help clients improve their profitability and maintain a competitive edge in today's rapidly changing business technology environment.

     The WidePoint approach is to apply a structured delivery methodology based on industry standard best practices, enhanced with a set of deliverable templates that increase productivity and effectiveness. WidePoint focuses on providing results with significant, tangible business benefits. Our consultants possess recognized industry-standard certifications and years of successful project experience.

     Since 1996, WidePoint has focused on leveraging leading edge technologies, methodologies and consultant skills to help clients improve their business performance. This focus continues to tie together the Company's service offerings and future direction. WidePoint's clients are increasingly looking to harness the power of the Internet and leading IT technologies by integrating these technologies with their existing systems.

     In 1996, the Company acquired all of the outstanding shares of Century Services, Inc. ("CSI"), a corporation that provided re-engineering and information processing services to users of large-scale computer systems. In December 1998, the Company acquired all of the outstanding shares of Eclipse Information Systems, Inc. ("Eclipse"), a corporation that provided IT consulting services through several practice areas focused in distributed client server technologies. In October 1999, the Company acquired all of the outstanding shares of Parker Management Consultants, Ltd. ("PMC"), a corporation that provided IT consulting services focused in enterprise resource planning ("ERP"). During 1999, the Company established a new subsidiary named WidePoint Corporation ("WidePoint-Subsidiary") and initiated operations in 2000 through this subsidiary in an effort to fully transition the Company from a Year 2000 strategic solutions provider to an Internet services company.

     In 2000, the Company changed its corporate name from ZMAX Corporation to WidePoint Corporation and changed the trading symbol for its common stock from "ZMAX" to "WDPT". During this transition in 2000, the Company experienced several economic reversals that included an unexpectedly rapid deterioration in Year 2000 services, and a severe contraction in Internet related services. These negative events prompted the Company to initiate a refinement in its strategy during 2000 and on September 29, 2000, the Company sold all of the outstanding shares of its PMC subsidiary to a third-party purchaser that resulted in the elimination of substantially all of the Company's long-term debt.

     During 2001, the Company continued to further refine its strategy and consolidated its operations in an attempt to minimize losses, conserve working capital, and provide a flexible, scaleable, and efficient business model that was more responsive to the evolving needs of the Company's markets and customers. Although these actions served to decrease losses through the reduction of sales and general administrative expenses, they did not result in a resumption of revenue growth for the Company.

     In the latter part of 2001, the Board of Directors of the Company decided that an updated assessment of strategic alternatives was in order, and soon thereafter decided that a newly focused strategic direction, plan, and leadership were required. These mandated changes were initiated prior to the end of 2001, and put into effect during 2002. Consistent with such changes initiated by the Board, and the materially deteriorated values of assets acquired in earlier acquisitions, the Company recorded an impairment of the remaining intangible assets associated with the acquisition of Eclipse that were acquired in December 1998.

     During 2002, the Company continued to witness a negative economic environment within the commercial technology sector due to constrained business investment. In its efforts to overcome the current negative economic environment and expand its revenue streams, the Company continued to implement and refine its newly focused strategic plan and laid the groundwork to launch a federal business initiative, continue its development of new technologies and capabilities focused on wireless technologies and various other IT practice areas, and enter into several alliances to expand the Company's ability to provide new services and reach a wider group of potential customers.

Business Strategy and Services

     WidePoint's strategy has been to apply a structured delivery methodology based on industry standard best practices, enhanced with a set of deliverable templates that boost productivity and effectiveness through its consultants. WidePoint focuses on providing end results with significant, tangible business benefits through its consultants that possess recognized industry-standard certifications and years of successful project experience.

     The Company presently focuses on planning, implementing and supporting IT-based initiatives with the following services:

Architecture and Planning Services

     o    IT Strategic Planning

     o    Software Selection

     o    Program Management

     o    Project Management

IT Outsource Solutions

     o    Infrastructure Management

     o    Applications Management

     o    Architecture and Design

     The Company's ability to successfully expand requires significant revenue growth from increased services performed for existing and new clients, as well the potential for strategic acquisitions and/or mergers. The realization of these events depends on many factors, including successful strategic sales and marketing efforts and the identification and acquisition of appropriate businesses. Any difficulties encountered in the expansion of the Company through successful sales and marketing efforts and/or acquisitions could have an adverse impact on the Company's revenues and operating results.

Clients

     The client base of the Company is located predominantly within North America. The Company has experience and expertise in the successful completion of projects in the following industries: manufacturing, consumer product goods, direct marketing, healthcare and state government.

     Historically the Company derived, and may in the future derive, a significant percentage of its total revenues from a relatively small number of clients. During 2002, three customers individually represented 22%, 15% and 13% of revenues, respectively, for that year. Due to the nature of the Company's business and the relative size of certain contracts, the loss of any single significant customer could have a material adverse effect on the Company's results of operations.

Marketing and Sales

     The Company focuses its sales and marketing efforts on mid-market corporations with significant IT budgets and requirements. While the Company performs work for companies in many various industries, the majority of the Company's revenues for 2002 were derived from contracts and projects with manufacturing clients, consumer products clients and healthcare clients.

     The Company markets its solutions through its direct sales force, and alliances with several strategic partnerships in certain industries. The direct sales force is responsible for providing highly responsive, quality service and ensuring client satisfaction with the Company's services. The Company's strategic partnerships and alliances provide the Company with additional access to potential clients.

Competition

     The market for the services that the Company provides is highly competitive, includes a large number of competitors, and is subject to rapid change. The primary competitors of the Company include participants from a variety of market segments, including publicly and privately held firms, large accounting and consulting firms, systems consulting and implementation firms, application software firms, service groups of computer equipment companies, and other general management consulting firms. Increasingly, companies from foreign countries are also targeting this market.

Intellectual Property

     The Company's intellectual property primarily consists of methodologies developed for use in application development solutions. The Company does not have any patents and relies upon a combination of trade secrets, copyright and trademark laws, and contractual restrictions to establish and protect its ownership of its proprietary methodologies. The Company generally enters into nondisclosure and confidentiality agreements with its employees, partners, consultants, independent sales agents and clients. As the number of competitors providing services similar to the services of the Company increases, the likelihood of similar methodologies being used by competitors increases.

     Although the Company's methodologies have never been subject to an infringement claim, there can be no assurance that third parties will not assert infringement claims against the Company in the future, that the assertion of such claims will not result in litigation, or that the Company would prevail in such litigation or be able to obtain the license for the use of any allegedly infringed intellectual property from a third party on commercially reasonable terms. Further, litigation regardless of its outcome could result in substantial cost to the Company and divert management's attention from the Company's operations. Although the Company is not aware of any basis upon which a third party could assert an infringement claim, any infringement claim or litigation against the Company could materially adversely affect the Company's business, operating results and financial condition.

Personnel

     As of December 31, 2002, the Company had 34 full time employees and 2 part-time employees including 3 persons in sales and recruiting, 30 persons in consulting, and 3 persons in management and administration. The Company also periodically employs additional consultants and temporary employees.

     The Company believes that its future success will depend in part on its continued ability to attract and retain highly skilled managerial, technical, sales and support personnel. There can be no assurance that the Company will be able to continue to attract and retain personnel necessary for the development of its business. The Company generally does not have employment contracts with its key employees, except as noted in "Employment Agreements and Arrangements" in ITEM 11. However, the Company does have confidentiality and non-disclosure agreements with many of its key employees. None of the Company's employees is subject to a collective bargaining agreement. The Company believes that its relations with its employees are good.

Item 2. Properties

     The principal executive office of the Company consists of approximately 3,500 square feet of office space located at One Lincoln Centre, Suite 1100, Oakbrook Terrace, Illinois, which is currently being subleased by the Company through January 2004 for approximately $5,500 per month. The Company's rent in 2002 for the office at One Lincoln Centre was approximately $38,500. The Company terminated its month-to-month lease at One Mid America Plaza, Oakbrook Terrace, Illinois effective April 30, 2002. The Company's rent for the office at One Mid America Centre in 2002 was approximately $54,500.

     The Company also leases a branch office located at 4401 Rockside Road, Suite 405, Independence, Ohio, in approximately 1,131 square feet under a lease that expires on June 30, 2003. The Company's annual rent in 2002 for such branch office was approximately $25,000. The Company also pays its pro rata share of increases in real estate taxes and operating expenses for this office. The Company is currently subleasing this office space for approximately $1,200 per month.

     During 2000, several offices of the Company were closed and their leases were either sublet, assigned, or have expired. The Michigan office lease located at 32000 Northwestern Highway, Suite 165, Farmington Hills, Michigan was sublet to Galaxy Builders in June 2000 for the same terms as those of the Company's lease for that location. The Company's annual rent in 2002 for that property was approximately $35,000 and the lease expires on February 4, 2004. The lease for the former corporate headquarters office of the Company located at 20251 Century

Boulevard, Germantown, Maryland was assigned on December 1, 2000 to GHG Holdings, Inc., which assigned lease expires on September 30, 2005. The Company is secondarily liable if GHG Holdings, Inc were to default on that assigned lease.

     For additional information regarding the Company's lease obligations, see
Note 9 of "Notes to Consolidated Financial Statements."

     The Company believes that it can obtain additional facilities required to accommodate its projected needs without difficulty and at commercially reasonable prices, although no assurance can be given that it will be able to do so.

Item 3. Legal Proceedings

     The Company is not involved in any material legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders

     The Company's Annual Meeting of Stockholders was held on December 9, 2002.

     The following two persons were elected by the following votes to serve as Class II directors of the Board of Directors for three years or until their resignation and/or their successors are elected and qualified:

Name                                     Votes For     Votes Withheld
----                                    -----------   ---------------
Steve L. Komar ......................    9,350,084      1,925,600
James T. McCubbin ...................    9,652,029      1,623,655

     Stockholders ratified the selection of Grant Thornton LLP as the independent accountants for the Company for the current fiscal year. Such proposal was approved by a vote of 10,932,067 shares for and 335,952 shares against, with 7,665 shares abstaining.

                                     PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

     The Company's Common Stock is quoted on the NASD OTC Bulletin Board under the symbol "WDPT" and the Frankfurt and Berlin exchanges under the symbol "ZMX". From July 5, 2000 to March 1, 2001 the Company's Common Stock was traded on the NASDAQ SmallCap Market under the symbol "WDPT".

     The stock prices listed below represent the high and low closing bid prices of the Common Stock for each of the periods indicated:

2002                                     High              Low
----                                     ----              ---
First Quarter ....................       $0.19            $0.07
Second Quarter ...................        0.13             0.06
Third Quarter ....................        0.15             0.06
Fourth Quarter ...................        0.16             0.07

2001                                     High               Low
----                                     ----               ---
First Quarter ....................       $0.31            $0.09
Second Quarter ...................        0.25             0.11
Third Quarter ....................        0.19             0.07
Fourth Quarter ...................        0.13             0.05

     As of March 17, 2003 there were 175 holders of record of the Company's Common Stock.

     Dividend Policy

     The Company has never paid cash dividends on its Common Stock and intends to continue this policy for the foreseeable future. WidePoint plans to retain earnings for use in its business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors of the Company and will be dependent on WidePoint's results of operations, financial condition, contractual and legal restrictions and any other factors deemed to be relevant.

     Equity Compensation Plan Information

     The following table sets forth information as of December 31, 2002, regarding the Company's equity compensation plans.

                      Equity Compensation Plan Information

                                                                                                     Number of securities
                                            Number of securities         Weighted-average           remaining available for
                                              to be issued upon          exercise price of       future issuance under equity
                                           exercise of outstanding     outstanding options,      compensation plans (excluding
                                        options, warrants and rights    warrants and rights   securities reflected in column (a))
Plan category                                        (a)                        (b)                           (c)
-------------                           ----------------------------   --------------------   -----------------------------------
Equity compensation plans
approved by security holders .........            1,816,000                    $0.14                      1,184,000

Equity compensation plans not
approved by security holders .........                   --                       --                             --

   Total .............................            1,816,000                    $0.14                       1,184,00

     Recent Sales of Unregistered Securities

     Pursuant to stock purchase agreements entered into on July 8, 2002, between the Company and each of Steve L. Komar, James T. McCubbin and Mark M. Mirabile, the Company privately sold 865,000 shares of its common stock to each such person without registration under the Securities Act of 1933, pursuant to the private offering exemption under Section 4(2) thereof, in consideration of a three (3) year full-recourse, five percent (5%) interest bearing promissory note with equal annual principal payments due, issued by each such person to the Company in the principal amount of $60,550, or $181,650 in the aggregate (which equals $0.07 per share, being the closing price of the Company's common stock on July 8, 2002).

Item 6. Selected Consolidated Financial Information

     The tables below present selected historical financial data of WidePoint. The WidePoint historical data for the years ended December 31, 2002, 2001, and 2000 are derived from the historical financial statements of WidePoint Corporation as audited by Grant Thornton LLP in 2002 and 2001 and Arthur Andersen LLP in year 2000, included elsewhere in this Form 10-K.

     On September 29, 2000, WidePoint sold PMC. The accompanying financial data includes the accounts of PMC through that date of sale. A further description of that sale transaction is set forth in the Company's Form 8-K/A filed on December 13, 2000 with the Securities and Exchange Commission.

     The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and notes thereto included elsewhere herein.

                   Selected Consolidated Financial Information

                                                                     Year Ended December 31,
                                          ------------------------------------------------------------------------------
                                               2002           2001            2000              1999            1998
                                          ------------- --------------- ---------------- ----------------- -------------
Statement of Operations Data:
Revenues ................................ $ 3,495,160     $ 5,902,728      $12,834,474      $27,196,125    $ 9,916,276
Cost of revenues ........................   2,489,983       3,122,061        7,014,045       12,140,007      3,478,982
Research and development
 expense ................................          --              --               --          325,651        473,362
Sales and marketing expense .............     525,322         614,786        1,856,694        2,617,117      1,190,548
General and administrative
 expense ................................     643,771       2,549,661        8,535,062        9,701,672      3,515,391
Facilities closing expense ..............          --          43,500          376,289               --             --
Disposition of subsidiary ...............          --              --          699,203               --             --
Employee stock compensation
 expense ................................          --              --               --               --        534,384
Impairment of long-term assets ..........          --       5,853,693               --        1,703,825             --
Depreciation and amortization ...........      51,792         545,290          851,562        1,817,329      1,268,338
                                          -----------     -----------      -----------      -----------    -----------
   Loss from operations .................    (215,708)     (6,826,263)      (6,498,381)      (1,109,476)      (544,729)
                                          -----------     -----------      -----------      -----------    -----------
Other income (expense):
Interest income .........................      17,658          44,655          103,351          161,123        270,337
Interest expense ........................      (1,559)         (5,231)        (198,971)         (76,296)        (9,140)
Other ...................................     140,000              --               --          (33,756)           821
                                          -----------     -----------      -----------      -----------    -----------
   Net loss before income taxes .........     (59,609)     (6,786,839)      (6,594,001)      (1,058,405)      (282,711)
Income taxes ............................          --              --               --           37,648             --
                                          -----------     -----------      -----------      -----------    -----------
Net loss ................................ $   (59,609)    $(6,786,839)     $(6,594,001)     $(1,096,053)   $  (282,711)
                                          ===========     ===========      ===========      ===========    ===========
   Basic and diluted loss per
    share ............................... $     (0.00)    $     (0.52)     $     (0.51)     $     (0.08)   $     (0.03)
                                          ===========     ===========      ===========      ===========    ===========
   Basic and diluted weighted
    average shares outstanding            $14,243,310      12,984,913       12,979,055       12,949,913     10,638,680
                                          ===========     ===========      ===========      ===========    ===========

Item 7. Mangement's Discussion and Analysis of Financial Condition and Results of Operations

     The information set forth below includes forward-looking statements. Certain factors that could cause results to differ materially from those projected in the forward-looking statements are set forth below under "Forward Looking Statements." Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

     WidePoint Corporation is a consulting services firm specializing in planning, managing and implementing Information Technology ("IT") solutions. Its staff consists of business and technical specialists that help clients improve their profitability and maintain a competitive edge in today's rapidly changing business technology environment.

     In 2000, the Company changed its corporate name from ZMAX Corporation to WidePoint Corporation and changed the trading symbol for its common stock from "ZMAX" to "WDPT". During this transition in 2000, the Company experienced several economic reversals that included an unexpectedly rapid deterioration in Year 2000 services, and a severe contraction in Internet related services. These negative events prompted the Company to initiate a refinement in its strategy during 2000 and on September 29, 2000, the Company sold all of the outstanding shares of its PMC subsidiary to a third-party purchaser that resulted in the elimination of substantially all of the Company's long-term debt.

     During 2001, the Company continued to further refine its strategy and consolidated its operations in an attempt to minimize losses, conserve working capital, and provide a flexible, scaleable, and efficient business model that was more responsive to the evolving needs of the Company's markets and customers. Although these actions served to decrease losses through the reduction of sales and general administrative expenses, they did not result in a resumption of revenue growth for the Company. In the latter part of 2001, the Board of Directors of the Company decided that an updated assessment of strategic alternatives was in order, and soon thereafter decided that a newly focused strategic direction, plan, and leadership were required. These mandated changes were initiated prior to the end of 2001, and put into effect during 2002. Consistent with such changes initiated by the Board, and the materially deteriorated values of assets acquired in earlier acquisitions, the Company recorded an impairment of the remaining intangible assets associated with the acquisition of Eclipse that were acquired in December 1998.

     During 2002, the Company continued to witness a negative economic environment within the commercial technology sector due to constrained business investment. In its efforts to overcome the current negative economic environment and expand its revenue streams, the Company continued to implement and refine its newly focused strategic plan and launched a federal business initiative, continued its development of new technologies and capabilities focused on wireless technologies and various other IT practice areas, and initiated several alliances to expand the Company's ability to provided expanded services and reach to a wider group of new customers.

     For the year ended December 31, 2002, the Company's revenues decreased by 41% from approximately $5.9 million in 2001 to approximately $3.5 million in 2002. This decrease was primarily due to the significant decrease in IT based initiatives among the Company's clients as a result of economic instability that resulted in a materially reduced level of capital investment in new technologies during 2002.

     Most of the Company's current costs consist primarily of the salaries and benefits paid to the Company's technical, marketing and administrative personnel. As a result of the Company's plan to expand revenue growth through new internal initiatives, the Company anticipates these costs to increase.

     The Company's profitability depends upon both the volume of services performed and the Company's ability to manage costs. Because a significant portion of the Company's cost structure is labor related, the Company must effectively manage these costs to achieve profitability. To date, the Company has attempted to maximize its operating margins through efficiencies achieved by the use of the Company's proprietary methodologies and by offsetting increases in consultant salaries with increases in consultant fees received from clients.

Critical Accounting Policies

     Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonably based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented. To the extent there are material differences between these estimates, judgments and assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

     o    Revenue recognition;

     o    Allowance for doubtful accounts; and

     o    Accounting for income taxes.

     In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result. Our senior management has reviewed these critical accounting policies and related disclosures with our Audit Committee. See Notes to Consolidated Financial Statements, which contain additional information regarding our accounting policies and other disclosures required by GAAP.

     Revenue Recognition

     Revenue on time-and-materials contracts is recognized based upon hours incurred at contract rates plus direct costs. Revenue on fixed-price contracts is recognized on the percentage-of-completion method based on costs incurred in relation to total estimated costs. Anticipated losses are recognized as soon as they become known. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

     Allowance for Doubtful Accounts

     We determine our allowance by considering a number of factors, including the length of time trade accounts receivable are past due, our previous loss history, the customer's current ability to pay its obligation to us, and the condition of the general economy and the industry as a whole. We make judgments as to our ability to collect outstanding receivables based on these factors and provide allowances for these receivables when collections become doubtful. Provisions are made based on specific review of all significant outstanding balances.

     Accounting for Income Taxes

     We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred income taxes are recognized for the expected future tax consequences of temporary differences between financial statement carrying amounts, and the tax bases of existing assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

     We have incurred historical net operating losses, or NOLs, for federal income tax purposes. Accordingly, no federal income tax provision has been recorded to date and there are no taxes payable. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which those temporary differences become deductible.

     Based upon the level of historical losses that may limit utilization of NOL carry forwards in future periods, management is unable to predict whether these net deferred tax assets will be utilized prior to expiration. The unused NOL carry forwards expire in years 2010 through 2022. As such, we have recorded a full valuation allowance against net deferred tax assets. Although we believe that our estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than that which is reflected in our historical income tax provisions. Such differences could have a material effect on our income tax provision and net income in the period in which such determination is made.

Results of Operations

     Year Ended December 31, 2002, Compared to the Year ended December 31, 2001

     Revenues. Revenues for the year ended December 31, 2002, were approximately $3.5 million, a decrease of $2.4 million, as compared to revenues of approximately $5.9 million for the year ended December 31, 2001. The 41% decrease in revenues in 2002 was primarily attributable to the severe contraction of IT based initiatives among the Company's clients as a result of economic instability that resulted in a materially reduced level of capital investment in new technologies during 2002.

     Gross profit. Gross profit for the year ended December 31, 2002, was $1.0 million, or 29% of revenues, a decrease of $1.8 million as compared to gross profit of $2.8 million, or 47% of revenues, for the year ended December 31, 2001. The decrease in the amount of gross profit was attributable to a reduction in revenues and a degradation of operating margins caused by a decrease in demand for the Company's services as a result of the difficult economic marketplace during 2002 as compared to 2001.

     Sales and marketing. Sales and marketing expenses for the year ended December 31, 2002 were $0.5 million, or 15% of revenues, as compared to $0.6 million, or 10% of revenues, for the year ended December 31, 2001. The $0.1 million decrease in sales and marketing expenses for the year ended December 31, 2002, was primarily attributable to the Company's attempt to match the size of the Company's sales force with the operational requirements of the Company's business.

     General and administrative. General and administrative expenses for the year ended December 31, 2002 were $0.6 million, or 18% of revenues, as compared to $2.5 million, or 43% of revenues, for the year ended December 31, 2001. The $1.9 million decrease in general and administrative expenses in 2002 was primarily attributable to the Company's efforts to match general and administrative expenses to the operational requirements of the Company's business which resulted in a reduction in employees and overhead expenses.

     Facilities closing expense. The loss from operations for the year ended December 31, 2001 included a one-time charge of $43,500 for facilities closing expense related to the closure of the Company's Ohio office.

     Asset Impairment. The impairment of assets for the year ended December 31, 2001 included a charge of approximately $5.9 million related to the write-down of intangible assets associated with the purchase of Eclipse in December 1998.

     Interest income (expense). Interest income for the year ended December 31, 2002 was $17,658, a decrease of $26,996 or 60%, as compared to $44,654 for the year ended December 31, 2001. The decrease in interest income in 2002 was primarily attributable to lower interest rates. Interest expense for the year ended December 31, 2002 was $1,559, a decrease of $3,672 or 70%, as compared to $5,231 in interest expense for the year ended December 31, 2001. The decrease in interest expense in 2002 was primarily attributable to the elimination of the long-term portion of capital lease obligations.

     Net loss. As a result of the above, the net loss for the year ended December 31, 2002 was $(0.06) million, a decrease of $6.7 million, as compared to the net loss of $6.8 million for the year ended December 31, 2001.

     Year Ended December 31, 2001, Compared to the Year ended December 31, 2000

     Revenues. Revenues for the year ended December 31, 2001, were approximately $5.9 million, a decrease of $6.9 million, as compared to revenues of approximately $12.8 million for the year ended December 31, 2000. The 54% decrease in revenues in 2001 was primarily attributable to the severe contraction of Internet based initiatives among the Company's clients and an economic recession in the United States.

     Gross profit. Gross profit for the year ended December 31, 2001, was $2.8 million, or 47% of revenues, a decrease of $3.0 million as compared to gross profit of $5.8 million, or 45% of revenues, for the year ended December 31, 2000. The decrease in the amount of gross profit was attributable to a reduction in revenues generated during 2001 as compared to 2000.

     Sales and marketing. Sales and marketing expenses for the year ended December 31, 2001 were $0.6 million, or 10% of revenues, as compared to $1.9 million, or 15% of revenues, for the year ended December 31, 2000. The $1.3 million decrease in sales and marketing expenses for the year ended December 31, 2001, was primarily attributable to the refinement of corporate strategy that matched the size of the Company's sales force with the operational requirements of the Company's business.

     General and administrative. General and administrative expenses for the year ended December 31, 2001 were $2.5 million, or 43% of revenues, as compared to $8.5 million, or 66% of revenues, for the year ended December 31, 2000. The $6.0 million decrease in general and administrative expenses in 2001 was primarily attributable to the reduction in employees and consultants of the Company and the closure of offices that resulted from the continued cost containment strategy of the Company.

     Facilities closing expense. The loss from operations for the year ended December 31, 2001 included a one-time charge of $43,500 for facilities closing expense related to the closure of the Company's Ohio office. For the year ended December 31, 2000, the facilities closing expense was $0.4 million, which was the result of the consolidation and closure of the Company's offices in Minnesota, Michigan, Maryland, and Massachusetts.

     Disposition of Subsidiary. The loss from operations for the year ended December 31, 2000 included a one-time charge of $0.7 million related to the write-off of intangible assets associated with the sale of PMC. The loss included the write-off of intangible assets with a remaining net book value of approximately $3,400,000 and direct costs associated with the sale of approximately $200,000.

     Asset Impairment. The impairment of assets for the year ended December 31, 2001 included a charge of approximately $5.9 million related to the write-down of intangible assets associated with the purchase of Eclipse in December 1998.

     Interest income (expense). Interest income for the year ended December 31, 2001 was $44,654, a decrease of $58,697 or 57%, as compared to $103,351 for the year ended December 31, 2000. The decrease in interest income in 2001 was primarily attributable to lesser amounts of invested cash and lower interest rates. Interest expense for the year ended December 31, 2001 was $5,231, a decrease of $193,740 or 97%, as compared to $198,971 in interest expense for the year ended December 31, 2000. The decrease in interest expense in 2001 was primarily attributable to the elimination of the Company's debt through the sale of PMC.

     Net loss. As a result of the above, the net loss for the year ended December 31, 2001 was $6.8 million, an increase of $0.2 million, as compared to the net loss of $6.6 million for the year ended December 31, 2000.

Liquidity and Capital Resources

     The Company has, since inception, financed its operations and capital expenditures through the sale of common stock, convertible notes, convertible exchangeable debentures, the proceeds from an exchange offer of debt for equity and the exercise of warrants related to convertible exchangeable debentures. Cash used in operating activities for the year ended December 31, 2002 was approximately $0.3 million, as compared to cash provided by operating activities of $0.5 million for the year ended December 31, 2001. Total cash used for the year ended December 31, 2002 was approximately $0.4 million, as compared to cash provided of $0.5 million for the year ended December 31, 2001. The cash used during the year ended December 31, 2002 was primarily a result of slower collections of accounts receivable and a reduction in accounts payable, accrued expenses, and other liabilities that resulted from lesser revenues in 2002 as compared to 2001. There were no capital expenditures on property and equipment for the year ended December 31, 2002.

     As of December 31, 2002, the Company had working capital of $1.3 million. The Company's primary source of liquidity consists of $1.2 million in cash and cash equivalents and $0.4 million of accounts receivable. The Company's current liabilities include $0.3 million in accounts payable and accrued expenses.

     The Company's business environment is characterized by rapid technological changes. In 2002, the Company continued to implement a strategic plan to reverse its declining revenue trend by expanding into additional markets and services. The Company requires substantial working capital to fund these endeavors and the future growth of its business, particularly to finance accounts receivable, sales and marketing efforts, and capital expenditures. The Company currently has no material commitments for capital expenditures. The Company's future capital requirements will depend on many factors, including the rate of revenue growth, if any, the timing and extent of spending for new product and service development, technological changes and market acceptance of the Company's services. The Company believes that its current cash position is sufficient to meet its capital expenditure and working capital requirements for the near term; however, the Company's declining revenue growth and the investment to add new markets and services make it difficult for the Company to predict future liquidity requirements with certainty. Over the longer term, the Company must successfully execute its plans to generate significant positive cash flows from increased revenues if it is to sustain adequate liquidity without impairing growth or requiring the infusion of additional funds from external sources. Additionally, a major expansion, such as would occur with the acquisition of a significant new subsidiary, might also require external financing that could include additional debt or equity capital. There can be no assurance that additional financing, if required, will be available on acceptable terms, if at all.

Other

     Inflation has not had a significant effect on the Company's operations, as increased costs to the Company have generally been offset by increased prices of products and services sold.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Forward Looking Statements

     This report contains forward-looking statements setting forth the Company's beliefs or expectations relating to future revenues and profitability. Actual results may differ materially from projected or expected results due to changes in the demand for the Company's products and services, uncertainties relating to the results of operations, dependence on its major customers, risks associated with rapid technological change and the emerging services market, potential fluctuations in quarterly results, and its dependence on key employees and other risks and uncertainties affecting the technology industry generally. The Company disclaims any intent or obligation to up-date publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Item 7A. Quantitative and Qualitative Disclosures About Market Risks

     None.

Item 8. Financial Statements and Supplementary Data

     The consolidated financial statements and schedules required hereunder and contained herein are listed under Item 15(a) below.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     None.

                                    Part III.

Item 10. Directors and Executive Officers of the Registrant

     The following sets forth information regarding the directors, executive officers and certain significant employees of the Company:

                                         Position with                       Became
Name                                      the Company               Age     Director
----                          ----------------------------------   -----    --------
Steve L. Komar                Chairman of the Board of
                              Directors and
                              Chief Executive Officer               61       1997

James T. McCubbin             Director, Secretary and
                              Treasurer, and
                              Chief Financial Officer               39       1998

James M. Ritter               Director and Assistant Secretary      59       1999

G.W. Norman Wareham           Director                              49       1997

Mark Mirabile                 Director and Vice President           40       2002
                              and Chief Operations Officer

     Steve L. Komar has served as a director of the Company since December 1997 and became Chairman of the Board of Directors in October 2001. Mr. Komar has also served as the Chief Executive Officer of the Company since January 2002. From June 2000 until December 2001, Mr. Komar served as a founding partner in C-III Holdings, a development stage financial services company. From 1991 to June 2000, Mr. Komar served as Group Executive Vice President of Fiserv, Inc., a company that provides advanced data processing services and related products to the financial industry. Mr. Komar is a graduate of the City University of New York with a Bachelor of Science Degree in Accounting and holds a Masters Degree in Finance from Pace University.

     James T. McCubbin has served as a director and Secretary and Treasurer of the Company since November 1998. Since August 1998, Mr. McCubbin has also served as the Company's Vice President and Chief Financial Officer. Prior to that time, from December 1997 to August 1998, Mr. McCubbin served as the Vice President, Controller, Assistant Secretary and Treasurer of the Company. Prior to his employment with the Company in November 1997, Mr. McCubbin held various financial management positions with a wide range of companies. Mr. McCubbin is a graduate of the University of Maryland with a Bachelor of Science Degree in Finance and a Masters Degree in International Management.

     James M. Ritter has served as a director of the Company since December 1999 and Assistant Secretary since December 2002. Mr. Ritter is the retired Corporate Headquarters Chief Information Officer of Lockheed Martin Corporation. Prior to his retirement in February 2001, Mr. Ritter was employed at Lockheed Martin Corporation for over 32 years in various positions involving high level IT strategic planning and implementation, e-commerce development, integrated financial systems, and large-scale distributed systems.

     G.W. Norman Wareham has served as a director of the Company since December 1997. Mr. Wareham served as the Company's Vice President, Secretary and Chief Financial Officer from September 1996 until August 1998. Mr. Wareham is President of Wareham Management Ltd. and provides management consulting and accounting services to public companies in Canada and the United States. Mr. Wareham is a certified general accountant and has been engaged in the public practice of accounting for over 20 years.

     Mark Mirabile has served as a Director of the Company since his appointment in April, 2002. Mr Mirabile has also served as the Vice President and Chief Operations Officer for the Company since December 2001. From June 2000 to November 2001, Mr. Mirabile served as the Vice President of Sales and Marketing for the Company. Prior to that time, from November 1992 to May 2000, Mr. Mirabile served as the Vice President of Eclipse Information Systems, Inc. ("Eclipse"), a wholly-owned subsidiary of the Company. Mr. Mirabile was a co-founder of Eclipse prior to its acquisition by the Company in December 1998. Mr. Mirabile has over 20 years experience in information technology at both the executive and technical levels. He has an Associates Degree in Applied Science-Accounting from Daley Community College in Chicago.

Item 11. Executive Compensation.

     The following Summary Compensation Table sets forth the annual salary (column c) and bonus (column d) paid and options granted (column g) during each of the past three years to executive officers of the Company at December 31, 2002 whose annual salary and bonus in 2002 exceeded $100,000.

                           Summary Compensation Table

                                                                                     Long-Term Compensation
                                                                              -------------------------------------
                             Annual Compensation                                    Awards                  Payouts
----------------------------------------------------------------------------- ------------------           --------
             (a)                (b)      (c)         (d)           (e)                (f)           (g)       (h)
                                                               Other Annual    Restricted Stock              LTIP
                                        Salary      Bonus    Compensation(1)       Award(s)       Options   Payouts
Name and Principal Position    Year      ($)         ($)           ($)                 $           (#)(2)     ($)
---------------------------   ------ ----------- ---------- ----------------- ------------------ --------- --------
James McCubbin .............. 2002    $119,000    $   -0-          $-0-              $-0-             -0-    $-0-
 Vice President & Chief       2001    $134,302    $   -0-          $-0-              $-0-         500,000    $-0-
 Financial Officer            2000    $136,855    $92,400          $-0-              $-0-             -0-    $-0-

Mark Mirabile ............... 2002    $119,000    $   -0-          $-0-              $-0-             -0-    $-0-
 Vice President & Chief       2001    $133,681    $   -0-          $-0-              $-0-         500,000    $-0-
 Operations Officer           2000    $131,250    $ 9,750          $-0-              $-0-          45,000    $-0-

------------
(1) Does not report the approximate cost to the Company of an automobile allowance furnished to the above persons, which amounts do not exceed the lesser of either $50,000 or 10% of the total of the person's annual salary and bonuses for 2002.

(2) Reports the number of shares underlying options granted during each of the respective years.

     The following Option Grants Table sets forth, for each of the named executive officers, information regarding individual grants of options granted in 2002 and their potential realizable value. Information regarding individual option grants includes the number of options granted, the percentage of total grants to employees represented by each grant, the per-share exercise price and the expiration date. The potential realizable value of the options are based on assumed annual 0%, 5% and 10% rates of stock price appreciation over the term of the option.

                               Option Grants Table

                                    Individual Grants
                    --------------------------------------------------
                               % of Total                              Potential Realizable Value at
                                Options                                Assumed Annual Rates of Stock
                               Granted to                              Price Appreciation for Option
                     Options   Employees                                           Term(4)
                     Granted   in Fiscal      Exercise      Expiration ------------------------------
Name                  (#)(1)    Year(2)    Price($/SH)(3)      Date      0%       5%          10%
----                --------- ----------- ---------------- ----------- ------ ----------- -----------

Steve Komar .......  500,000      81%          $0.07         7/7/2012    $0     $17,778     $36,123

------------

(1) The reported options were granted by the Company to the named executive officers under the Company's 1997 Stock Option Plan and become exercisable and may be accelerated upon the achievement by the executive officer of certain annual performance criteria set each year by the Compensation Committee of the Company's Board of Directors.

(2) Based on options for a total of 620,000 shares granted to all employees in 2002.

(3) The exercise price is equal to the fair market value on the date of grant of the option.

(4) The potential realizable values shown in the columns are net of the option exercise price. These amounts assume annual compounded rates of stock price appreciation of 0%, 5%, and 10% from the date of grant to the option expiration date, a term of ten years. These rates have been set by the U.S. Securities and Exchange Commission and are not intended to forecast future appreciation, if any, of the Company's Common Stock. Actual gains, if any, on stock option exercises are dependent on several factors including the future performance of the Company's Common Stock, overall stock market conditions, and the optionee's continued employment through the vesting period. The amounts reflected in this table may not actually be realized.

     The following Option Exercises and Year-End Value Table is set forth herein because it sets forth, for each of the named executive officers, information regarding the number and value of unexercised options at December 31, 2002. No options were exercised by such persons during 2002.

        Aggregate Option Exercises and Fiscal Year-End Option Value Table

           (a)                    (b)                 (c)                    (d)                     (e)
                                                                                                  Value of
                                                                          Number of              Unexercised
                                                                         Unexercised            In-The-Money
                                                                         Options at              Options at
                                                                        FY-End(#) (1)             FY-End($)
                               Number of                          ------------------------   ------------------
                            Shares Acquired     Value Realized          Exercisable/            Exercisable/
Name                          on Exercise             ($)               Unexercisable         Unexercisable (2)
----                       -----------------   ----------------   ------------------------   ------------------
Steve Komar ............         -0-                 -0-              328,000/200,000(3)      $22,960/$14,000
James McCubbin .........         -0-                 -0-              301,000/200,000(4)          $0/$0
Mark Mirabile ..........         -0-                 -0-              301,000/200,000(5)          $0/$0

------------

(1) The reported options were granted by the Company to the named executive officer.

(2) Market value of underlying shares at December 31, 2002, minus the exercise price.

(3)  The above-reported options entitle Mr. Komar to purchase from the Company
     (i) 300,000 common shares at a price of $0.07 per share through July 7, 2012, pursuant to a stock option granted to him on July 7, 2002 under the Incentive Plan, and (iii) 200,000 shares at a price of $0.07 per share through July 7, 2012, under an option granted on July 7, 2002, with such shares vesting 100,000 shares annually through January 2, 2004 or by the earlier vesting by the compensation committee, 12,000 shares of Common Stock that may be purchased by Mr. Komar from the Company at a price of $14.06 per share until May 20, 2007, pursuant to a stock option granted to him on May 20, 1997 under the Director Plan, (iii) 6,000 shares of Common Stock that may be purchased by Mr. Komar from the Company at a price of $7.66 per share until March 24, 2008, pursuant to a stock option granted to him on March 24, 1998 under the Director Plan, and (iv) 10,000 shares of Common Stock that may be purchased by Mr. Komar from the Company at a price of $3.97 per share until December 10, 2008, pursuant to a stock option granted to him on December 10, 1998 under the Director Plan.

(4) The above-reported options entitle Mr. McCubbin to purchase from the Company (i) 1,000 common shares at a price of $1.35 per share through July 3, 2010 under an option granted on July 3, 2000, of which 1,000 shares are currently exercisable, (ii) 300,000 common shares at a price of $0.17 per share through January 2, 2011, pursuant to a stock option granted to him on January 2, 2001 under the Incentive Plan, and (iii) 200,000 shares at a price of $0.17 per share through January 2, 2011, under an option granted on January 2, 2001, with such shares vesting 100,000 shares annually through January 2, 2004 or by the earlier vesting by the compensation committee.

(5) The above-reported options entitle Mr. Mirabile to purchase from the Company (i) 1,000 common shares at a price of $1.35 per share through July 3, 2010 under an option granted on July 3, 2000, of which 1,000 shares are currently exercisable, (ii) 300,000 common shares at a price of $0.17 per share through January 2, 2011, pursuant to a stock option granted to him on January 2, 2001 under the Incentive Plan, and (iii) 200,000 shares at a price of $0.17 per share through January 2, 2011, under an option granted on January 2, 2001, with such shares vesting 100,000 shares annually through January 2, 2004 or by the earlier vesting by the compensation committee.

     No Long-Term Incentive Plan Awards Table is set forth herein because no long-term incentive plan awards were made to the above-named executive officers during 2002.

Employment Agreements and Arrangements

     On July 1, 2002, the Company entered into an employment agreement with Steve Komar, Chief Executive Officer for the Company. The employment agreement continues through July 1, 2003 with five renewable one-year options. The agreement provides for (1) a home office/automobile expense allowance of $500 per month to cover such expenses incurred in the pursuit of Company business;
(2) a phone allowance of $100 per month to cover such expenses incurred in the pursuit of Company business; (3) reimbursement for additional actual business expenses consistent with the Company's existing policies that have been incurred for the benefit of the Company; (4) paid medical and other benefits consistent with the Company's existing policies with respect to key executives of the Company, as such policies may be amended from time to time in the future; and
(5) performance incentive bonuses as may be granted annually at the discretion of the Compensation Committee of the Board of Directors.

     On September 1, 1999, the Company entered into employment agreements with each of Michael C. Higgins and James T. McCubbin. Mr. Higgins resigned his position with the Company on December 31, 2001. Mr. Higgins entered into a separation agreement that amended and superseded his employment agreement with the Company upon his resignation. The separation agreement contained non-competition, non-solicitation and non-disclosure provisions restricting Mr. Higgins from employment with any competing business, soliciting or diverting Company employees and customers to a competing business, soliciting or diverting Company employees and customers to a competing business or disclosing the Company's proprietary information to third parties during the term of the separation agreement. The separation agreement provided for a single payment of $95,625 by the Company to Mr. Higgins, representing six (6) months salary at his then current pay rate of $191,250 per annum and the Company paid benefits for six (6) months from his date of resignation in consideration for, among other things, the early termination of Mr. Higgins' employment agreement. In October 2001, Mr. McCubbin volunteered to reduce his current pay rate from $140,000 per annum to $119,000 per annum with an office expense allowance of $500 per month. In July of 2002, the Company entered into a new employment agreement with Mr. McCubbin that continues his current base pay rate of $119,000 per annum with an office expense allowance of $500.00 through July 2003 with five renewable one-year options.

     On December 14 1998, the Company entered into an employment agreement with Mark Mirabile, Vice President of Sales and Marketing for the Company. The employment agreement was for a three year term and expired on December 14, 2001. The agreement provided for a base salary of at least $130,000 plus a bonus of up to 30% of his annual gross salary bonus and an automobile expense in the amount of $500 per month. Mr. Mirabile voluntarily reduced his pay rate to $119,000 per annum and an automobile expense allowance in the amount of $500 per month. In July 2002, the Company entered into a new employment agreement with Mr. Mirabile that continues his current base pay rate of $119,000 per annum with an automobile allowance of $500.00 through July 2003 with five renewable one-year options.

Compensation Committee Report on Executive Compensation

     The Compensation Committee consists of Steve L. Komar, G.W. Norman Wareham and James Ritter. The Compensation Committee determines the compensation paid to the Chief Executive Officer and the other executive officers and consultants of the Company. Mr Komar, who is currently serving as the Chief Executive Officer of the Company, does not participate in the determination by the Committee of the compensation paid to the Chief Executive Officer. The Compensation Committee believes that for the Company to be successful long-term and for the Company to increase stockholder value, the Company must be able to hire, retain, adequately compensate and financially motivate talented and ambitious executives. The Compensation Committee attempts to reward executives for both individual achievement and overall Company success.

     Executive compensation is made up of three components:

     Base Salary. An executive's base salary is initially determined by considering the executive's level of responsibility, prior experience and compensation history. Published salaries of executives in similar positions at other companies of comparable size (sales and/or number of employees) is also considered in establishing base salary.

     Stock Options. In 1997, the Company adopted the 1997 Incentive Stock Plan to provide stock option awards to certain executives of the Company and its subsidiaries. The Compensation Committee believes that the granting of stock options is directly linked to increased executive commitment and motivation and to the long-term success of the Company. The Compensation Committee awards stock options to certain executives of the Company and its subsidiaries. Mr Komar,who is currently serving as the Chief Executive Officer of the Company, does not participate in the determination by the Committee of any stock options to be granted to the Chief Executive Officer. The Compensation Committee uses both subjective appraisals of the executive's performance and the Company's performance and financial success during the previous year to determine option grants.

     Bonus. The Company has also implemented an executive bonus program for certain of its executives. Such bonuses are based, in part, on the Company's financial performance during the previous fiscal year including achievement of gross revenue and net income targets. In addition, objective individual measures of performance compared to the individual's business unit profit performance may be considered. A subjective rating of the executive's personal performance may also be considered. Bonuses may be paid in cash or Company Common Stock or a combination of cash and Company Common Stock. Bonuses are typically linked to a percentage of base salary.

     In early 2002, the Compensation Committee recommended to the Board of Directors and the Board of Directors approved a compensation package for the Company's Chief Operations Officer, Mark Mirabile, and the Company's Vice President and Chief Financial Officer, James McCubbin, that included a base salary of approximately $119,000 in 2002 for both Mr. Mirabile and Mr. McCubbin, plus a possible bonus for each of them of up to 100% of their base salary, which represented a decrease in the base salary for both such persons since 1999 due to the declining revenues of the Company. Mr. Mirabile and Mr. McCubbin both voluntarily reduced their base salaries in October 2001 to approximately $119,000 per annum. Receipt of the bonus is subject to the Company's achievement of certain performance criteria, including gross revenue and net income targets. If the performance criteria are not achieved or the executive is no longer employed by the Company (other than for cause termination), a bonus may be awarded in the discretion of the Compensation Committee. No bonuses were awarded in 2002.

     In determining the 2002 compensation packages for these executive officers, the Compensation Committee considered that the Company was conserving its cash and reducing its costs and expenses in response to declining revenues.

     Exceptions to the general principles stated above can be made when the Compensation Committee deems them appropriate and in the best interests of stockholders. The Compensation Committee regularly considers other forms of compensation and modifications of its present policies, and will make changes as it deems appropriate. The competitive opportunities to which the Company's executives are exposed frequently come from private companies or divisions of large companies, for which published compensation data is often unavailable and, therefore, the Compensation Committee's information about such opportunities is often anecdotal.

     Section 162(m) of the Internal Revenue Code of 1986, as amended, establishes a limit on the deductibility of annual compensation for certain executive officers that exceeds $1,000,000 per year unless certain requirements are met. The Company does not anticipate that any employee will exceed such $1,000,000 cap in the near future but will consider whether any necessary adjustments are appropriate if it becomes likely that any executive officer's compensation may exceed the $1,000,000 limit.

                                        Compensation Committee

                                        Steve L. Komar
                                        G.W. Norman Wareham
                                        James Ritter

The foregoing Compensation Committee report shall not be deemed to be filed with the Securities and Exchange Commission for purposes of the Securities Exchange Act of 1934 (the "1934 Act"), nor shall such report be deemed to be incorporated by reference in any past or subsequent filing by the Company under the 1934 Act or the Securities Act of 1933, as amended (the "1933 Act").

Stock Options

     1997 Stock Incentive Plan. In May 1997, the Board of Directors adopted, and in December 1997 the stockholders of the Company approved, the Company's 1997 Stock Incentive Plan (the "Incentive Plan"), which provides for the award of a variety of equity-based incentives, including stock awards, stock options, stock appreciation rights, phantom shares, performance unit appreciation rights and dividend equivalents (collectively, "Stock Incentives"). The Incentive Plan is administered by a committee, which is presently comprised of Steve L. Komar, G.W. Norman Wareham and James Ritter, and provides for the grant of Stock Incentives officers, key employees and consultants of the Company to purchase up to an aggregate of 3,000,000 shares of Common Stock at not less than 100% of fair market value on the date granted; provided, however that Mr. Komar, who is currently serving as the Chief Executive Officer of the Company, does not participate in the determination by the committee of any Stock Incentives to be granted to the Chief Executive Officer. The vesting and exercisability of any Stock Incentives granted under the Incentive Plan is subject to the determination of and criteria set by the committee. As of March 17, 2002, options to purchase a total of 1,878,000 shares of Common Stock under the Incentive Plan, at prices ranging from $0.07 to $1.35 per share, were outstanding, of which options to purchase 1,025,673 shares were presently exercisable.

     1997 Directors Formula Stock Option Plan. In May 1997, the Board of Directors adopted, and in December 1997 the stockholders of the Company approved, the Company's 1997 Directors Formula Stock Option Plan (the "Director Plan"). Other than Messrs. Komar, Wareham, and Ritter, directors of the Company who are not employed by the Company and who do not perform services for the Company are eligible to receive options under the Director Plan.

     The Director Plan is administered by a committee which presently consists of Messrs. Komar and McCubbin. Options become exercisable when vested and expire ten years after the date of grant, subject to such shorter period as may be provided in the agreement. A total of 140,000 shares of Common Stock are reserved for possible issuance upon the exercise of options under the Director Plan. As of December 31, 2002, options to purchase a total of 68,000 shares of Common Stock had been granted under the Director Plan, at prices ranging from $2.06 to $14.06 per share, of which options to purchase 68,000 shares were vested and presently exercisable.

Directors' Fees

     Directors who are not officers or employees of the Company receive an annual fee of $12,000.

Audit Committee Report

     Overview

     The Board of Directors has an Audit and Finance Committee, which conducted four meetings during 2002 and presently consists of Steve L. Komar, G.W. Norman Wareham and James Ritter. Mr. Komar is a director and also serves as the Chief Executive Officer of the Company. Mr. Wareham and Mr. Ritter are independent, non-employee directors. The Audit and Finance Committee is responsible for meeting with the Company's independent accountants to review the proposed scope of the annual audit of the Company's books and records, reviewing the findings of the independent accountants upon completion of the annual audit, and reporting to the Board of Directors with respect thereto. All of the members of the Audit Committee are considered by the Board to be financially literate and at least two, Mr. Wareham and Mr. Komar, are considered by the Board to have accounting or related financial management expertise.

     Financial Statement Review.

     The Audit Committee has: (a) reviewed and discussed the audited financial statements with the management of the Company; (b) discussed with the Company's independent auditors, Grant Thornton LLP, the matters required to be discussed by Statement on Auditing Standards No. 61; (c) received from the Company's independent auditors the written disclosures and the letter required by Independence Standard Board Standard No. 1, and has discussed with the Company's independent auditors their independence; and (d) based on the review and discussions referred to in clauses (a), (b) and (c) above, recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for fiscal year 2002 for filing with the Securities and Exchange Commission.

Independent Auditors.

     The Company's Board of Director's appointed the accounting firm of Grant Thornton LLP to serve as the Company's independent accountants for the fiscal years ending December 31, 2002 and 2001. During the year ended December 31, 2000 Arthur Andersen LLP acted as the firm's independent accountants. Upon the recommendation of the Audit Committee, the Board has selected Grant Thornton LLP as the Company's independent auditor for fiscal year 2002.

     Audit Fees

     The Company paid Grant Thornton LLP approximately $32,000 in audit and review fees for fiscal year 2002.

     Financial Information Systems Design and Implementation Fees

     The Company did not pay Grant Thornton LLP any financial information systems design and implementation fees for fiscal year 2002.

     All Other Fees

     The Company did not pay Grant Thornton LLP any nonaudit fees for fiscal year 2002.

     Audit Committee Composition

     The foregoing report is submitted by the members of the Audit Committee:
G.W. Norman Wareham (Chairman), James Ritter, and Steve L. Komar.

                             STOCK PERFORMANCE CHART

     The following chart compares the cumulative total stockholder return for the Common Stock of the Company (and its predecessors) with the NASDAQ Stock market (U.S.) Index, the NASDAQ Computer & Data Processing Industry Index, the Russell 2000, and the RDG Technology Composite since December 31, 1997. The Company in an effort to provide a more relevant comparative return has included the Russell 2000 and the RDG Technology Composite.

                  COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
       AMONG WIDEPOINT CORPORATION, THE NASDAQ STOCK MARKET (U.S.) INDEX, THE RUSSELL 2000 INDEX, THE NASDAQ COMPUTER & DATA PROCESSING INDEX
                     AND THE RDG TECHNOLOGY COMPOSITE INDEX

[THE FOLLOWING DATA WAS REPRESENTED AS A LINE CHART IN THE PRINTED MATERIAL]

                               12/97     12/98     12/99     12/00     12/01     12/02
WidePoint Corporation         $100.00   $ 53.21   $ 32.12   $  2.29   $  1.83   $  2.20
NASDAQ (U.S.) Index            100.00    140.99    261.48    157.42    124.89     86.34
NASDAQ C&DP Index              100.00    178.39    392.44    180.62    145.44    100.29
Russell 2000                   100.00     97.45    118.17    114.60    117.45     93.39
RDG Technology Composite       100.00    176.09    348.88    216.36    158.21     93.38

*$100 invested on 12/31/97 in stock or index -- including reinvestment of dividends. Fiscal year ending December 31.

                                          1997           1998           1999           2000          2001          2002
                                      ------------   ------------   ------------   -----------   -----------   -----------
WidePoint Corporation .............     $100.00        $ 53.21        $ 32.12        $  2.29       $  1.83        $  2.20
NASDAQ (U.S.) Index ...............      100.00         140.99         261.48         157.42        124.89          86.34
NASDAQ C&DP Index .................      100.00         178.39         392.44         180.62        145.44         100.29
Russell 2000 ......................      100.00          97.45         118.17         114.60        117.45          93.39
RDG Technology Composite ..........      100.00         176.09         348.88         216.36        158.21          93.38

     The foregoing Stock Performance Chart shall not be deemed to be filed with the Securities and Exchange Commission for purposes of the 1934 Act, nor shall such material be deemed to be incorporated by reference in any past or subsequent filing by the Company under the 1934 Act or the 1933 Act.

     Compliance with Section 16(a) of the Exchange Act

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of securities ownership and changes in such ownership with the Securities and Exchange Commission. Statements of Changes in Beneficial Ownership of Securities on Form 4 are required to be filed before the end of the second business day following the day on which the change in beneficial ownership occurred. The Company believes that all reports of securities ownership and changes in such ownership required to be filed during 2002 were timely filed.

Item 12. Security Ownerhip of Certain Beneficial Owners and Management and Related Stockholder Matters

     Principal Stockholders

     The following table sets forth the number of shares of Common Stock beneficially owned as of December 31, 2002 by: (i) each person known by the Company to be the beneficial owner of 5% or more of such class of securities,
(ii) each director of the Company and (iii) all directors and officers of the Company as a group.

                                                     Number of          Percent of
                                                     Shares of          Outstanding
Directors, Nominees and 5% Stockholders           Common Stock(1)     Common Stock(1)
---------------------------------------          -----------------   ----------------
Michael C. Higgins(2) ........................       1,588,000              10.2%
Michael S. Cannon(3) .........................       1,046,730               7.4%
Steve L. Komar(4) ............................       1,193,000               5.7%
G.W. Norman Wareham(5) .......................          28,000               0.1%
James T. McCubbin(6) .........................       1,166,000               7.5%
James M. Ritter(7) ...........................          13,500               0.1%
Mark Mirabile(8) .............................       1,436,000               9.2%
All directors and officers as a group
 (5 persons)(9) ..............................       3,836,500              24.6%

------------

(1) Assumes in the case of each stockholder listed in the above list that all presently exercisable warrants or options held by such stockholder were fully exercised by such stockholder, without the exercise of any warrants or options held by any other stockholders.

(2) Includes (i) a stock option granted on December 31, 2001, to Mr. Higgins under the Incentive Plan to purchase 100,000 shares of stock at $0.17 until December 31, 2002.

(3) Mr. Cannon died in November 2001. The address of Mr. Cannon prior to his death was PMB 422, 12179 South Apopka Vineland Road, Orlando, Florida.

(4) Includes (i) 865,000 shares of Common Stock purchased by Mr. Komar from the Company on July 8, 2002 in a private transaction without registration under the Securities Act of 1933, pursuant to the private offering exemption under Section 4(2) thereof, (ii) 300,000 common shares at a price of $0.07 per share through July 7, 2012, pursuant to a stock option granted to him on July 7, 2002 under the Incentive Plan, and (iii) 200,000 shares at a price of $0.07 per share through July 7, 2012, under an option granted on July 7, 2002, with such shares vesting 100,000 shares annually through January 2, 2004 or by the earlier vesting by the compensation committee,
     (iii) 12,000 shares of Common Stock that may be purchased by Mr. Komar from the Company at a price of $14.06 per share until May 20, 2007, pursuant to a stock option granted to him on May 20, 1997 under the Director Plan,
     (iii) 6,000 shares of Common Stock that may be purchased by Mr. Komar from the Company at a price of $7.66 per share until March 24, 2008, pursuant to a stock option granted to him on March 24, 1998 under the Director Plan, and (iv) 10,000 shares of Common Stock that may be purchased by Mr. Komar from the Company at a price of $3.97 per share until December 10, 2008, pursuant to a stock option granted to him on December 10, 1998 under the Director Plan.

(5) Includes (i) 12,000 shares of Common Stock that may be purchased by Mr. Wareham from the Company at a price of $14.06 per share until May 20, 2007, pursuant to a stock option granted to him on May 20, 1997 under the Director Plan, (ii) 6,000 shares of Common Stock that may be purchased by Mr. Wareham from the Company at a price of $7.66 per share until March 24, 2008, pursuant to a stock option granted to him on March 24, 1998 under the Director Plan, and (iii) 10,000 shares of Common Stock that may be purchased by Mr. Wareham from the Company at a price of $3.97 per share until December 10, 2008, pursuant to a stock option granted to him on December 10, 1998 under the Director Plan

(6) Includes (i) 865,000 shares of Common Stock purchased by Mr. McCubbin from the Company on July 8, 2002 in a private transaction without registration under the Securities Act of 1933, pursuant to the private offering exemption under Section 4(2) thereof, (ii) 300,000 shares of Common Stock that may be purchased by Mr. McCubbin from the Company at a price of $0.17 per share until January 2, 2011, pursuant to a stock option granted to him on January 2, 2001, and (iii) includes 1,000 shares of Common Stock that may be purchased by Mr. McCubbin from the Company at a price of $1.35 per share until July 3, 2010, pursuant to a stock option granted to him on July 3, 2000. Does not include (i) 200,000 shares of Common Stock that may be purchased by Mr. McCubbin from the Company at a price of $0.17 per share pursuant to a stock option granted to him on January 2, 2001, with such shares vesting annually through January 2, 2004 or by the earlier vesting by the Compensation Committee.

(7)  Includes (i) 1,500 shares of Common Stock owned directly by Mr. Ritter and
     (ii) 12,000 shares of Common Stock that may be purchased by Mr. Ritter from the Company at a price of $2.06 per share until December 1, 2009, pursuant to a stock option granted to him on December 1, 1999 under the Director Plan. 1, 1999, with such shares vesting on December 1, 2001.

(8) Includes (i) 865,000 shares of Common Stock purchased by Mr. Mirabile from the Company on July 8, 2002 in a private transaction without registration under the Securities Act of 1933, pursuant to the private offering exemption under Section 4(2) thereof, (ii) 270,000 shares of Common Stock issued to Mr. Mirabile in connection with the Company's prior acquisition of Eclipse, (iii) includes 300,000 shares of Common Stock that may be purchased by Mr. Mirabile from the Company at a price of $0.17 per share until January 2, 2011, pursuant to a stock option granted to him on January 2, 2001, and (iv) includes 1,000 shares of Common Stock that may be purchased by Mr. Mirabile from the Company at a price of $1.35 per share until July 3, 2010, pursuant to a stock option granted to him on July 3, 2000. Does not include (i) 200,000 shares of Common Stock that may be purchased by Mr. Mirabile from the Company at a price of $0.17 per share pursuant to a stock option granted to him on January 2, 2001, with such shares vesting annually through January 2, 2004 or by the earlier vesting by the Compensation Committee.

(9)  Includes the shares referred to as included in notes (2), (4), (5), (6),
     (7), and (8) above. Does not include the shares referred to as not included in notes (3), (6), and (8) above.

Item 13. Certain Relationships and Related Transactions

     Pursuant to stock purchase agreements entered into on July 8, 2002, between the Company and each of Steve L. Komar, James T. McCubbin and Mark M. Mirabile, the Company privately sold 865,000 shares of its common stock to each such person without registration under the Securities Act of 1933, pursuant to the private offering exemption under Section 4(2) thereof, in consideration of a three (3) year full-recourse, five percent (5%) interest bearing promissory note with equal annual principal payments due, issued by each such person to the Company in the principal amount of $60,550, or $181,650 in the aggregate (which equals $0.07 per share, being the closing price of the Company's common stock on July 8, 2002).

     There have been no other transactions, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transactions, or series of similar transactions, greater than $60,000, to which the Company or any of its subsidiaries were a party involving any of the directors, executive officers, control persons, more than 5% security holder known to the registrant, or member of the immediate family of any of the foregoing persons.

Item 14. Controls and Procedures

     We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by WidePoint in reports that it files or submits under the Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that WidePoint's disclosure controls and procedures are effective.

     Subsequent to the date of their evaluation, there have been no significant changes in WidePoint's internal controls or in other factors that could significantly affect these controls.

                                    Part IV.

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a)  Financial Statements and Financial Statement Schedule

     (1) Financial Statements:

     Report of Grant Thornton LLP, Independent Certified Public Accountants

     Report of Arthur Andersen LLP, Independent Public Accountants

     Consolidated Balance Sheets as of December 31, 2002 and 2001

     Consolidated Statements of Operations for the Years Ended December 31, 2002, 2001, and 2000

     Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 2002, 2001, and 2000

     Consolidated Statements of Cash Flow for the Years Ended December 31, 2002, 2001, and 2000

     Notes to Consolidated Financial Statements

     Exhibit 21 -- Subsidiaries of WidePoint Corporation

     All other schedules are omitted either because they are not applicable or required, or because the required information is included in the financial statements or notes thereto:

(b)  Reports on Form 8-K

     None

(c) Exhibits: The following exhibits are filed herewith or incorporated herein by reference:

 Exhibit
   No.     Description
   ---     -----------
    2.1    Stock Purchase Agreement among ZMAX Corporation, Michael C. Higgins and Michael S. Cannon,
           dated November 6, 1996, for the acquisition of Century Services, Inc. (Incorporated herein by reference to Exhibit 2.1 to the Registrant's Registration Statement on Form S-4 (File No. 333-29833).)

    2.2    Agreement and Plan of Merger between ZMAX Corporation and New ZMAX Corporation, dated
           June 10, 1999. (Incorporated herein by reference to Exhibit 2.2 to the Registrant's Registration
           Statement on Form S-4 (File No. 333-29833).)

    3.1    Amended and Restated Certificate of Incorporation of ZMAX Corporation. (Incorporated herein by reference to Exhibit 3.5 to the Registrant's Registration Statement on Form S-4 (File No. 333-29833).)

    3.2    Bylaws of ZMAX Corporation. (Incorporated herein by reference to Exhibit 3.6 to the Registrant's
           Registration Statement on Form S-4 (File No. 333-29833).)

    4.1    Form of Warrant to Purchase Common Stock of ZMAX Corporation. (Incorporated herein by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-4 (File No. 333-29833).)

  Exhibit
    No.      Description
    ---      -----------
    10.1     ZMAX Corporation 1999 Stock Incentive Plan. (Incorporated herein by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-4 (File No. 333-29833).)*

    10.2     Form of ZMAX Corporation 1999 Non-qualified Stock Option Award (form of grant and vesting schedule). (Incorporated herein by reference to Exhibit 10.2 to the Registrant's Registration Statement
             on Form S-4 (File No. 333-29833).)*

    10.3     ZMAX Corporation 1999 Directors Formula Stock Option Plan. (Incorporated herein by reference to
             Exhibit 10.3 to the Registrant's Registration Statement on Form S-4 (File No. 333-29833).)*

    10.4     Form of ZMAX Corporation Directors Formula Stock Option Award (form of grant and vesting schedule). (Incorporated herein by reference to Exhibit 10.4 to the Registrant's Registration Statement
             on Form S-4 (File No. 333-29833).)*

    10.5     Employment Agreement between Century Services, Inc. and Michael C. Higgins, dated November 6,
             1996. (Incorporated herein by reference to Exhibit 10.5 to the Registrant's Registration Statement on
             Form S-4 (File No. 333-29833).)*

    10.6     First Amendment to the Employment Agreement between Century Services, Inc. and Michael C.
             Higgins, dated May 21, 1999. (Incorporated herein by reference to Exhibit 10.6 to the Registrant's
             Registration Statement on Form S-4 (File No. 333-29833).)*

    10.7     Employment Agreement between Century Services, Inc. and Joseph Yeh, dated June 18, 1999.
             (Incorporated herein by reference to Exhibit 10.7 to the Registrant's Registration Statement on Form
             S-4 (File No. 333-29833).)*

    10.8     Separation Agreement between Century Services, Inc. and Michael S. Cannon, dated April 22, 1999.
             (Incorporated herein by reference to Exhibit 10.8 to the Registrant's Registration Statement on Form
             S-4 (File No. 333-29833).)*

    10.9     Consulting Agreement among ZMAX Corporation, MBY, Inc. and Michel Berty, dated April 1, 1999.
             (Incorporated herein by reference to Exhibit 10.9 to the Registrant's Registration Statement on Form
             S-4 (File No. 333-29833).)*

    10.10    Consulting Agreement among ZMAX Corporation, Wareham Management Ltd. and G.W. Norman
             Wareham, dated May 30, 1999. (Incorporated herein by reference to Exhibit 10.10 to the Registrant's
             Registration Statement on Form S-4 (File No. 333-29833).)*

    10.11    Consulting Agreement between ZMAX Corporation and Shafiq Nazerali, dated May 30, 1999.
             (Incorporated herein by reference to Exhibit 10.11 to the Registrant's Registration Statement on Form
             S-4 (File No. 333-29833).)*

    10.12    Earn Out Stock Escrow Agreement among ZMAX Corporation, Michael C. Higgins, Michael S. Cannon
             and Powell, Goldstein, Frazer & Murphy, dated November 6, 1996. (Incorporated herein by reference to Exhibit 10.12 to the Registrant's Registration Statement on Form S-4 (File No. 333-29833).)

    10.13    ZMAX Corporation Stockholders Agreement among Michael C. Higgins, Michael S. Cannon and
             ZMAX Corporation, dated November 6, 1996. (Incorporated herein by reference to Exhibit 10.13 to the Registrant's Registration Statement on Form S-4 (File No. 333-29833).)

    10.14    Stock Pledge and Security Agreement from Michael C. Higgins in favor of ZMAX Corporation, dated
             November 6, 1996. (Incorporated herein by reference to Exhibit 10.14 to the Registrant's Registration
             Statement on Form S-4 (File No. 333-29833).)

  Exhibit
    No.       Description
    ---       -----------
     10.15    Letter Agreement among ZMAX Corporation, IMS International, Inc., Wan Hsien Information
              International Corporation, Ltd., Multi-Dimension International, and Institute for Information Industry
              Regarding the Purchase by ZMAX Corporation of the "COCACT" Software Program, dated April 30,
              1999. (Incorporated herein by reference to Exhibit 10.15 to the Registrant's Registration Statement on
              Form S-4 (File No. 333-29833).)

     10.16    Letter Agreement between ZMAX Corporation and Institute for Information Industry Regarding the
              Purchase by ZMAX Corporation of the "COCACT" Software Program, dated April 30, 1999.
              (Incorporated herein by reference to Exhibit 10.16 to the Registrant's Registration Statement on Form
              S-4 (File No. 333-29833).)

     10.17    Letter Agreement between ZMAX Corporation and Wan Hsien Information International Corporation
              Ltd. Regarding the Purchase by ZMAX Corporation of the "COCACT" Software Program, dated
              April 30, 1999, as amended. (Incorporated herein by reference to Exhibit 10.17 to the Registrant's
              Registration Statement on Form S-4 (File No. 333-29833).)

     10.18    Conversion Agreement between Fiserv Federal Systems, Inc. and ZMAX Corporation, dated April 28,
              1999. (Incorporated herein by reference to Exhibit 10.18 to the Registrant's Registration Statement on
              Form S-4 (File No. 333-29833).)

     10.19    Agreement between ZMAX Corporation and Investor Communications Company, LLC, dated as of
              May 20, 1999. (Incorporated herein by reference to Exhibit 2.2 to the Registrant's Registration
              Statement on Form S-4 (File No. 333-29833).)

     10.20    Investor Relations Consulting Agreement between ZMAX Corporation and Investor Communications
              Company, LLC, dated as of May 20, 1999. (Incorporated herein by reference to Exhibit 10.20 to the
              Registrant's Registration Statement on Form S-4 (File No. 333-29833).)

     10.21    Agreement and Plan of Merger, dated as of December 14, 1998, by and among ZMAX Corporation,
              Eclipse Acquisition Corporation, Eclipse Information Systems, Inc., and Frank Schultz, Mark Mirabile,
              John Schultz, Scott Shedd, Brad Adams, Ron Hilicki, Fred Anderson, Harold Zimmerman, Chris
              Gildone, Dave Vittitow, Kristina Palmer, Tom Carroll and Gary Singer. (Incorporated herein by reference to Exhibit 2 to the Registrant's Current Report of Form 8-K, as filed on December 29, 1998
              (File No. 333-555993).)

     10.22    Agreement and Plan of Merger, dated as of October 1, 1999, by and among ZMAX Corporation, Parker
              Acquisition Corporation, Parker Management Consultants, Ltd., Westmont Non-Grantor Trust, and
              Kenneth W. Parker and Jennifer L Parker. (Incorporated herein by reference to Exhibit 2 to the
              Registrant's Current Report of Form 8-K, as filed on October 18, 1999 (File No. 333-55993).)

     10.23    Employment Agreement between ZMAX Corporation and Michael C. Higgins, dated September 1,
              1999.* (Incorporated herein by reference to Exhibit 10.23 to Registrant's Report of Form 10-K, as filed on March 30, 2000 (File No. 000-23967).)

     10.24    Employment Agreement between ZMAX Corporation and James T. McCubbin, dated September 1,
              1999.* (Incorporated herein by reference to Exhibit 10.24 to Registrant's Report of Form 10-K, as filed on March 30, 2000 (File No. 000-23967).)

     10.25    Separation Agreement between WidePoint Corporation and Michael C. Higgins, dated December 31,
              2001.* (Incorporated herein by reference to Exhibit 10.25 to Registrant's Report of Form 10-K, as filed on March 30, 2000 (File No. 000-23967).)

     10.26    Employment Agreement between WidePoint Corporation and Steve Komar, dated July 1, 2002.*
              (Incorporated herein by reference to Exhibit 10.26 to Registrant's Report of Form 10-Q, as filed on
              August 15, 2002 (File No. 000-23967).)

  Exhibit
    No.       Description
    ---       -----------
     10.27    Employment Agreement between WidePoint Corporation and James McCubbin, dated July 1, 2002.*
              (Incorporated herein by reference to Exhibit 10.27 to Registrant's Report of Form 10-Q, as filed on
              August 15, 2002 (File No. 000-23967).)

     10.28    Employment Agreement between WidePoint Corporation and Mark Mirabile, dated July 1, 2002.*
              (Incorporated herein by reference to Exhibit 10.28 to Registrant's Report of Form 10-Q, as filed on
              August 15, 2002 (File No. 000-23967).)

     10.29    Stock Purchase Agreement between WidePoint Corporation and Steve Komar, dated July 7, 2002.*
              (Incorporated herein by reference to Exhibit 10.29 to Registrant's Report of Form 10-Q, as filed on
              August 15, 2002 (File No. 000-23967).)

     10.30    Stock Purchase Agreement between WidePoint Corporation and Steve Komar, dated July 7, 2002.*
              (Incorporated herein by reference to Exhibit 10.30 to Registrant's Report of Form 10-Q, as filed on
              August 15, 2002 (File No. 000-23967).)

     10.31    Stock Purchase Agreement between WidePoint Corporation and Steve Komar, dated July 7, 2002.*
              (Incorporated herein by reference to Exhibit 10.31 to Registrant's Report of Form 10-Q, as filed on
              August 15, 2002 (File No. 000-23967).)

       21     Subsidiaries of WidePoint Corporation

     23.1     Consent of Grant Thornton LLP

       24     Schedule II Valuation and Qualifying Accounts

     99.1     Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350

     99.2     Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350

------------
*    Management contract or compensatory plan

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                       WidePoint Corporation
Date: March 29, 2003   /s/ STEVE L. KOMAR
                       ---------------------
                       Steve L. Komar
                       Chief Executive Officer

Date: March 29, 2003   /s/ JAMES T. MCCUBBIN
                       ---------------------
                       James T. McCubbin
                       Vice President -- Principal Financial Officer

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons, on behalf of the Registrant and in the capacities and on the dates indicated.

Dated: March 29, 2003   /s/ STEVE L. KOMAR
                        ---------------------
                        Steve L. Komar
                        Director and Chief Executive Officer

Dated: March 29, 2003   /s/ JAMES T. MCCUBBIN
                        ---------------------
                        James T. McCubbin
                        Director, Vice President and Chief Financial
                        Officer, Secretary and Treasurer

Dated: March 29, 2003   /s/ G.W. NORMAN WAREHAM
                        ---------------------
                        G.W. Norman Wareham
                        Director

Dated: March 29, 2003   /s/ JAMES M. RITTER
                        ---------------------
                        James M. Ritter
                        Director, Assistant Secretary

Dated: March 29, 2003   /s/ MARK MIRABILE
                        ---------------------
                        Mark Mirabile
                        Director, Vice President and
                        Chief Operations Officer

                          INDEX TO FINANCIAL STATEMENTS

                                                                                              Page
                                                                                             -----
Reports of Independent Certified Public Accountants ......................................   F-1

Reports of Independent Public Accountants ................................................   F-2

Consolidated Balance Sheets as of December 31, 2002 and 2001 .............................   F-3

Consolidated Statements of Operations for the Years ended December 31, 2002, 2001, and       F-4
  2000

Consolidated Statement of Stockholders' Equity for the Years ended December 31, 2000,
 2001, and 2002 ..........................................................................   F-5

Consolidated Statements of Cashflows for the Years ended December 31, 2002, 2001, and        F-6
  2000

Notes to Consolidated Financial Statements ...............................................   F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
WidePoint Corporation

     We have audited the accompanying consolidated balance sheets of WidePoint Corporation (a Delaware corporation) and subsidiaries, as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of WidePoint Corporation and subsidiaries as of as of December 31, 2000, and for the year then ended, was audited by other auditors who have ceased operations. These auditors expressed an unqualified opinion on those financial statements in their report dated March 23, 2001.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of WidePoint Corporation and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

                                        /s/ GRANT THORNTON LLP

Chicago, Illinois
March 21, 2003

The following is a copy of the audit report previously issued by Arthur Andersen LLP in connection with WidePoint Corporation's filing on Form 10-K for the year ended December 31, 2000. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 10-K. The consolidated balance sheet as of December 31, 2000, and the consolidated statements of operations, stockholders' deficit and cash flows for the year ended December 31, 1999 have not been included in the accompanying financial statements.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To WidePoint Corporation:

     We have audited the accompanying consolidated balance sheets of WidePoint Corporation (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WidePoint Corporation and its subsidiaries, as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                        /s/ ARTHUR ANDERSEN LLP

Vienna, Virginia
March 23, 2001

                     WIDEPOINT CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                                    December 31,
                                                                         -----------------------------------
                                                                               2002               2001
                                                                         ----------------   ----------------
                                 ASSETS
Current assets:
 Cash and cash equivalents ...........................................     $  1,208,660       $  1,563,544
 Accounts receivable, net of allowance of $3,950 and $30,000,
   respectively ......................................................          394,227            459,983
 Prepaid expenses and other assets ...................................           66,480             47,941
                                                                           ------------       ------------
    Total current assets .............................................        1,669,367          2,071,468
                                                                           ------------       ------------
 Property and equipment, net .........................................           11,965             63,758
 Other assets ........................................................          240,536             58,113
                                                                           ------------       ------------
    Total assets .....................................................     $  1,921,868       $  2,193,339
                                                                           ============       ============
                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable ....................................................     $     78,384       $    110,339
 Accrued expenses ....................................................          243,611            447,159
 Current portion of capital lease obligation .........................            6,421             18,009
                                                                           ------------       ------------
    Total current liabilities ........................................          328,416            575,507
                                                                           ------------       ------------
Capital lease obligation, net of current portion .....................               --              6,421
                                                                           ------------       ------------
    Total liabilities ................................................          328,416            581,928
                                                                           ------------       ------------
Commitments and contingencies (Note 9)                                               --                 --
Stockholders' equity:
 Preferred stock, $0.001 par value; 10,000,000 shares authorized; none
   issued and outstanding ............................................               --                 --
 Common stock, $0.001 par value; 50,000,000 shares authorized;
   15,579,913 and 12,984,913 shares issued and outstanding as of
   December 31, 2002 and 2001, respectively ..........................           15,580             12,985
 Stock warrants ......................................................               --            140,000
 Additional paid-in capital ..........................................       42,110,539         41,931,484
 Accumulated deficit .................................................      (40,532,667)       (40,473,058)
                                                                           ------------       ------------
    Total stockholders' equity .......................................        1,593,452          1,611,411
                                                                           ------------       ------------
    Total liabilities and stockholders' equity .......................     $  1,921,868       $  2,193,339
                                                                           ============       ============


  The accompanying notes are an integral part of these consolidated statements.

                     WIDEPOINT CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                           For the Years Ended December 31,
                                                                  --------------------------------------------------
                                                                       2002              2001              2000
                                                                  --------------   ---------------   ---------------
Revenues ......................................................     $3,495,160       $ 5,902,728       $12,834,474
Operating expenses:
 Cost of revenues .............................................      2,489,983         3,122,061         7,014,045
 Sales and marketing ..........................................        525,322           614,786         1,856,694
 General and administrative ...................................        643,771         2,549,661         8,535,062
 Facilities closing expense ...................................             --            43,500           376,289
 Disposition of subsidiary ....................................             --                --           699,203
 Impairment of long-term assets ...............................             --         5,853,693                --
 Depreciation and amortization ................................         51,792           545,290           851,562
                                                                   -----------       -----------       -----------
Loss from operations ..........................................       (215,708)       (6,826,263)       (6,498,381)
Other income (expenses):
 Interest income ..............................................         17,658            44,655           103,351
 Interest expense .............................................         (1,559)           (5,231)         (198,971)
 Other ........................................................        140,000                --                --
                                                                   -----------       -----------       -----------
Net loss before provision for income taxes ....................        (59,609)       (6,786,839)       (6,594,001)
                                                                   -----------       -----------       -----------
Income tax provision ..........................................             --                --                --
                                                                   -----------       -----------       -----------
Net loss ......................................................    $   (59,609)      $(6,786,839)      $(6,594,001)
                                                                   ===========       ===========       ===========
Basic and diluted net loss per share ..........................    $     (0.00)      $     (0.52)      $     (0.51)
                                                                   ===========       ===========       ===========
Basic and diluted weighted-average shares outstanding .........     14,243,310        12,984,913        12,979,055
                                                                   ===========       ===========       ===========


  The accompanying notes are an integral part of these consolidated statements.

                     WIDEPOINT CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                               Preferred Stock        Common Stock
                              ----------------- -----------------------      Stock
                               Shares   Amount     Shares      Amount      Warrants
                              -------- -------- ------------ ---------- --------------
Balance, January 1, 1999 ....    --       $--    12,949,913   $12,950      $ 280,000
                                 ==       ===    ==========   =======      =========
  Adjustment of warrant
   valuation ................    --       $--            --   $    --      $(140,000)
  Exercise of stock options .    --        --        35,000        35             --
  Net loss ..................    --        --            --        --             --
                                 --       ---    ----------   -------      ---------
Balance, December 31, 2000 ..    --       $--    12,984,913   $12,985      $ 140,000
                                 ==       ===    ==========   =======      =========
  Net loss ..................    --       $--            --   $    --      $      --
                                 --       ---    ----------   -------      ---------
Balance, December 31, 2001 ..    --       $--    12,984,913   $12,985      $ 140,000
                                 ==       ===    ==========   =======      =========
  Adjustment of warrant
   valuation ................    --       $--            --   $    --      $(140,000)
  Sale of Common Stock ......    --        --     2,595,000     2,595             --
  Net loss ..................    --        --            --        --             --
                                 --       ---    ----------   -------      ---------
Balance, December 31, 2002 ..    --       $--    15,579,913   $15,580      $      --
                                 ==       ===    ==========   =======      =========

                                               Additional
                                 Deferred        Paid-In       Accumulated
                               Compensation      Capital         Deficit            Total
                              -------------- -------------- ----------------- ----------------
Balance, January 1, 1999 ....   $(120,587)    $41,763,268     $(27,092,218)    $14,843,413
                                =========     ===========     ============     ===========
  Adjustment of warrant
   valuation ................   $ 120,587     $        --     $         --     $   (19,413)
  Exercise of stock options .          --         168,216               --         168,251
  Net loss ..................          --              --       (6,594,001)     (6,594,001)
                                ---------     -----------     ------------     -----------
Balance, December 31, 2000 ..   $      --     $41,931,484     $(33,686,219)    $ 8,398,250
                                =========     ===========     ============     ===========
  Net loss ..................   $      --     $        --     $ (6,786,839)    $(6,786,839)
                                ---------     -----------     ------------     -----------
Balance, December 31, 2001 ..   $      --     $41,931,484     $(40,473,058)    $ 1,611,411
                                =========     ===========     ============     ===========
  Adjustment of warrant
   valuation ................   $      --     $        --     $         --     $  (140,000)
  Sale of Common Stock ......          --         179,055               --         181,650
  Net loss ..................          --              --          (59,609)        (59,609)
                                ---------     -----------     ------------     -----------
Balance, December 31, 2002 ..   $      --     $42,110,539     $(40,532,667)    $ 1,593,452
                                =========     ===========     ============     ===========


  The accompanying notes are an integral part of these consolidated statements.

                     WIDEPOINT CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             For the Years Ended December 31,
                                                                    ---------------------------------------------------
                                                                         2002             2001               2000
                                                                    -------------   ----------------   ----------------
Cash flows from operating activities:
 Net loss .......................................................    $  (59,609)       $(6,786,839)       $(6,594,001)
 Adjustments to reconcile net loss to net cash (used in)
   provided by operating activities
   Depreciation and amortization expense ........................        51,792            545,290            851,562
   Impairment of long-term assets ...............................            --          5,853,693                 --
   (Gain) Loss on sale of property and equipment ................          (750)            43,527            149,807
   Disposition of subsidiary ....................................            --                 --            699,203
   Deferred compensation ........................................            --                 --            (19,413)
   Adjustment of warrant valuation ..............................      (140,000)                --                 --
 Changes in assets and liabilities--
   Accounts receivable ..........................................        65,756          1,420,182          3,667,958
   Prepaid expenses and other assets ............................       (19,312)           126,689            161,811
   Accounts payable and accrued expenses ........................      (235,502)          (680,381)        (2,146,728)
                                                                     ----------        -----------        -----------
    Net cash (used in) provided by operating activities .........      (337,625)           522,161         (3,229,801)
                                                                     ----------        -----------        -----------
Net cash provided by (used in) investing activities:
 Purchases of property and equipment ............................            --            (17,733)           (82,038)
 Proceeds from sale of property and equipment ...................           750              3,250             30,000
                                                                     ----------        -----------        -----------
    Net cash provided by (used) in investing activities .........           750            (14,483)           (52,038)
                                                                     ----------        -----------        -----------
Net cash provided by (used in) financing activities:
 Proceeds from exercise of stock options ........................            --                 --            168,251
 Net payments on long-term obligations ..........................       (18,009)           (29,830)           (27,150)
                                                                     ----------        -----------        -----------
    Net cash (used in) provided by financing activities .........       (18,009)           (29,830)           141,101
                                                                     ----------        -----------        -----------
Net (decrease) increase in cash .................................      (354,884)           477,848         (3,140,738)
Cash and cash equivalents, beginning of period ..................     1,563,544          1,085,696          4,226,434
                                                                     ----------        -----------        -----------
Cash and cash equivalents, ending of period .....................    $1,208,660        $ 1,563,544        $ 1,085,696
                                                                     ==========        ===========        ===========
Supplementary cash flow information:
 Cash paid for--
   Interest .....................................................    $       --        $        --        $   177,817
                                                                     ==========        ===========        ===========
   Income taxes .................................................    $       --        $        --        $        --
                                                                     ==========        ===========        ===========
Supplementary disclosure of non cash financing activities:
 Issuance of common stock in exchange for notes payable .........    $  181,650        $        --        $        --
                                                                     ==========        ===========        ===========


  The accompanying notes are an integral part of these consolidated statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Basis of Presentation, Organization and Nature of Operations:

     WidePoint Corporation is a consulting services firm specializing in planning, managing and implementing Information Technology ("IT") solutions. Its staff consists of business and technical specialists that help clients improve their profitability and maintain a competitive edge in today's rapidly changing business technology environment.

     During 1999, the Company established a new subsidiary named WidePoint Corporation and initiated operations in 2000 through this subsidiary in an effort to fully transition the Company from a Year 2000 strategic solutions provider to an Internet services company. In 2000, the Company changed its corporate name from ZMAX Corporation to WidePoint Corporation and changed the trading symbol for its common stock from "ZMAX" to "WDPT". During this transition in 2000, the Company experienced several economic reversals that included an unexpectedly rapid deterioration in Year 2000 services, and a severe contraction in Internet related services. These negative events prompted the Company to initiate a refinement in its strategy during 2000 and on September 29, 2000, the Company sold all of the outstanding shares of its PMC subsidiary to a third-party purchaser that resulted in the elimination of substantially all of the Company's long-term debt.

     During 2001, the Company continued to further refine its strategy and consolidated its operations in an attempt to minimize losses, conserve working capital, and provide a flexible, scaleable, and efficient business model that was more responsive to the evolving needs of the Company's markets and customers. Although these actions served to decrease losses through the reduction of sales and general administrative expenses, they did not result in a resumption of revenue growth for the Company. In the latter part of 2001, the Board of Directors of the Company decided that an updated assessment of strategic alternatives was in order, and soon thereafter decided that a newly focused strategic direction, plan, and leadership were required. These mandated changes were initiated prior to the end of 2001, and put into effect during 2002. Consistent with such changes initiated by the Board, and the materially deteriorated values of assets acquired in earlier acquisitions, the Company recorded an impairment of the remaining intangible assets associated with the acquisition of Eclipse that were acquired in December 1998.

     During 2002, the Company continued to witness a negative economic environment within the commercial technology sector due to constrained business investment. In its efforts to overcome the current negative economic environment and expand its revenue streams, the Company continued to implement and refine its newly focused strategic plan and launched a federal business initiative, continued its development of new technologies and capabilities focused on wireless technologies and various other IT practice areas, and initiated several alliances to expand the Company's ability to provided expanded services and reach to a wider group of new customers.

     Most of the Company's current costs consist primarily of the salaries and benefits paid to the Company's technical, marketing and administrative personnel. As a result of its plan to expand its operations through new internal initiatives to expand revenue growth, the Company expects these costs to increase. The Company's profitability depends upon both the volume of services performed and the Company's ability to manage costs. Because a significant portion of the Company's cost structure is labor related, the Company must effectively manage these costs to achieve profitability. The profitability on an individual project depends upon completing the project within the estimated number of staff hours and within the agreed upon time frame. To date, the Company has attempted to maximize its operating margins through efficiencies achieved by the use of the Company's proprietary methodologies and by offsetting increases in consultant salaries with increases in consultant fees received from clients.

2.   Significant Accounting Policies:

     Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the acquired entities since their respective dates of acquisition. All significant intercompany amounts have been eliminated.

     Use of Estimates

     The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Cash Equivalents

     Investments purchased with original maturities of three months or less are considered cash equivalents for purposes of these consolidated financial statements. The Company maintains cash and cash equivalents with various major financial institutions. At December 31, 2002 and 2001, cash and cash equivalents included $1,207,847 and $1,618,818 of investments in overnight sweep accounts, respectively. At times, cash balances held at financial institutions were in excess of federally insured limits. The Company places its temporary cash investments with high-credit, quality financial institutions, and as a result, the Company believes that no significant concentration of credit risk exists with respect to these cash investments.

     Accounts Receivable

     The majority of the Company's accounts receivable are due from established companies in the following industries: manufacturing, consumer product goods, direct marketing, healthcare and state government. Credit is extended based on evaluation of a customers' financial condition and, generally, collateral is not required. Accounts receivable are due within 30 to 45 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due.

     The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. The following table sets forth the rolling forward balances of the Allowance for doubtful accounts of the Company.

                                                              Additions
                                              Balance at     Charged to                     Balance
                                               Beginning      Costs and                    at End of
Description                                    of Period      Expenses      Deductions      Period
-----------                                  ------------   ------------   ------------   ----------
For the year ended December 31, 2000,
 Allowance for doubtful accounts .........     $110,000       $541,607       $442,775      $208,832
For the year ended December 31, 2001,
 Allowance for doubtful accounts .........     $208,832       $ 10,000       $188,832      $ 30,000
For the year ended December 31, 2002,
 Allowance for doubtful accounts .........     $ 30,000       $  3,950       $ 30,000      $  3,950

     Unbilled accounts receivable on time-and-materials contracts represent costs incurred and gross profit recognized near the period-end but not billed until the following period. Unbilled accounts receivable on fixed-price contracts consist of amounts incurred that are not yet billable under contract terms. At December 31, 2002 and 2001, unbilled accounts receivable totaled $5,483 and $1,901, respectively.

     Concentrations of Credit Risk

     Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. As of December 31, 2002, two customers individually represented 41 and 11 percent of accounts receivable. As of December 31, 2001, three customers individually represented 23, 22, and 11 percent of accounts receivable.

     Property and Equipment

     Property and equipment are stated at cost, net of accumulated depreciation and amortization. Property and equipment consisted of the following:

                                                                            December 31,
                                                                    ----------------------------
                                                                        2002            2001
                                                                    ------------   -------------
Computer equipment and software .................................     $ 43,596       $ 265,592
Less -- Accumulated depreciation and amortization ...............      (31,631)       (201,834)
                                                                      --------       ---------
                                                                      $ 11,965       $  63,758
                                                                      ========       =========

     Depreciation expense is computed using the straight-line method over the estimated useful lives of three years.

     In accordance with the American Institute of Certified Public Accountants Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," the Company capitalizes costs related to software and implementation in connection with its internal use software systems. Such costs are amortized principally over three years.

     Long-Lived Assets

     The Company reviews its long-lived assets, including property and equipment, identifiable intangibles, and goodwill whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets.

     During the fourth quarter of 2001, the Company determined that certain of its long-lived assets related to its acquisition of Eclipse were impaired and should be written off in accordance with the guidance of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This analysis was based in part on the Company's continued refinement of its strategic direction and changes to its business plan that eliminated the Eclipse business unit. The assets impaired included the remaining intangible assets related to the goodwill associated with the original Eclipse acquisition transaction. The Company recorded an impairment charge of $5,853,693 to write-off the net book value of these long-lived assets in the 2001 consolidated statement of operations.

     Fair Value of Financial Instruments

     WidePoint financial instruments consist of cash, accounts receivable, accounts payable and accrued expenses. The fair value of these financial instruments approximates their carrying value as of December 31, 2002, due to their short-term nature.

     Revenue Recognition

     Revenue on time-and-materials contracts is recognized based upon hours incurred at contract rates plus direct costs. Revenue on fixed-price contracts is recognized on the percentage-of-completion method based on costs incurred in relation to total estimated costs. Anticipated losses are recognized as soon as they become known. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

     Significant Customers

     During 2002, three customers individually represented 22, 15, and 13 percent of revenue. During 2001, two customers individually represented 15 and 11 percent of revenue.

     Income Taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No.109, deferred tax assets and liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. SFAS No. 109 requires that the net deferred tax asset be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

     Stock-based compensation

     The Company accounts for stock-based employee compensation arrangements using the intrinsic value method in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123 "Accounting for Stock-Based Compensation." Under APB Opinion No. 25, compensation cost is generally recognized based on the difference, if any, on the date of grant between the fair value of the Company's common stock and the amount an employee must pay to acquire the stock. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement 123, Accounting for Stock-Based Compensation, using the assumptions described in Note 8, to its stock-based employee plans.

                                                                  Year ended December 31,
                                                    ----------------------------------------------------
                                                         2002              2001               2000
                                                    --------------   ----------------   ----------------
     Net income, as reported ....................      $ (59,609)       $(6,786,839)       $(6,594,001)
     Deduct: Total stock-based employee
       compensation expense determined under
       fair value based method for awards
       granted, modified, or settled, net of
       related tax effects ......................      $(644,178)       $  (654,658)       $  (802,839)
     Pro forma net income (loss) ................      $(703,787)       $(7,441,497)       $(7,396,840)
     Earnings per share:
       Basic and diluted -- as reported .........      $   (0.00)       $     (0.52)       $     (0.51)
       Basic and diluted -- pro forma ...........      $   (0.05)       $     (0.57)       $     (0.57)

     The pro forma disclosure is not likely to be indicative of pro forma results which may be expected in future years because of the fact that options vest over several years, pro forma compensation expense is recognized as the options vest and additional awards may also be granted.

     For purposes of determining the effect of these options, the fair value of each option is estimated on the date of grant based on the Black-Scholes single-option pricing model assuming the following for the years ended December 31, 2002, 2001 and 2000:

                                             2002           2001           2000
                                         ------------   ------------   -----------
     Dividend yield ..................       --             --             --
     Risk-free interest rate .........    2.70-4.13%     4.38-5.28%     4.10-6.73%
     Volatility factor ...............      156%           140%           140%
     Expected life in years ..........        5              5              5

     Basic and Diluted Net Loss Per Share

     Basic income or loss per share includes no dilution and is computed by dividing net income or loss by the weighted-average number of common shares outstanding for the period. Diluted income or loss per share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The treasury stock effect of options and warrants to purchase 1,978,000, 2,845,500, and 1,701,500 shares of common stock outstanding at December 31, 2002, 2001, and 2000, respectively, has not been included in the calculation of the net loss per share as such effect would have been anti-dilutive. As a result of these items, the basic and diluted loss per share for all periods presented are identical.

     Reclassifications

     Certain amounts in prior years' financial statements have been reclassified to conform with the current year presentation.

     New accounting pronouncements

     In 2001, the Financial Accounting Standards Board (FASB) issued SFAS 142, Goodwill and Other Intangible Assets. SFAS 142 applies to all acquired intangible assets. It requires that goodwill and other identifiable intangible assets with an indefinite useful life not be amortized but instead be tested for impairment at least annually. Identifiable intangible assets are amortized when their useful life is determined to no longer be indefinite. The adoption of this statement on January 1, 2002, did not have a material impact on our consolidated financial position or results of operations.

     In 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143 requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred, which is adjusted to its present value each subsequent period. In addition, companies must capitalize a corresponding amount by increasing the carrying amount of the related long-lived asset, which is depreciated over the useful life of the related long-lived asset. We will adopt SFAS 143 effective as of January 1, 2003, and do not expect that this statement will have a material impact on our consolidated financial position or results of operations.

     In 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 provides additional restrictive criteria that are required to be met to classify an asset as held-for-sale. This statement also requires expected future operating losses from discontinued operations to be recorded in the period in which the losses are incurred (rather than as of the date management commits to a formal plan to dispose of a segment as previously required). In addition, more dispositions will qualify for discontinued operations treatment in the income statement. We adopted SFAS 144 effective as January 1, 2002, and any future impairments or disposals of long-lived assets will be subject to this statement.

     In 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS 145 eliminates the classification of debt extinguishments as extraordinary items. The adoption of this statement will have no impact on our net results of operations.

     In 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Severance pay under SFAS 146, in many cases, would be recognized over the remaining service period rather than at the time the plan is communicated. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. We will adopt SEAS 146 for any actions initiated after January 1, 2003, and any future exit costs or disposal activities will be subject to this statement.

     In 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation -- Transition and Disclosure, which provides alternative transition methods for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, it amends the disclosure and certain transition provisions of Statement 123, "Accounting for Stock-Based Compensation" to require prominent disclosures in annual financial statements about the method of accounting for stock-based employee compensation and the pro forma effect on reported results of applying the fair value based method for entities that use the intrinsic value method of accounting. The pro forma effect disclosures are also required to be prominently disclosed in interim period financial statements. The Company does not plan a change to the fair value based method of accounting for stock-based employee compensation and has adopted the disclosure provisions of this standard for the year ended December 31, 2002.

     In 2002, the FASB issued FASB Interpretation (FIN) 45, Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires an issuer of a guarantee to recognize an initial liability for the fair value of the obligations covered by the guarantee. FIN 45 also addresses the disclosures required by a guarantor in interim and annual financial statements regarding obligations under guarantees. We will adopt the requirement for recognition of the liability for the fair value of guaranteed obligations prospectively for guarantees entered into after January 1, 2003. We adopted the disclosure provisions as of December 31, 2002.

     In 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46 defines a variable interest entity (VIE) as a corporation, partnership, trust, or any other legal structure that does not have equity investors with a controlling financial interest or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires consolidation of a VIE by the primary beneficiary of the assets, liabilities, and results of activities effective in 2003. FIN 46 also requires certain disclosures by all holders of a significant variable interest in a VIE that are not the primary beneficiary. We do not have any material investments in variable interest entities; therefore, the adoption of this interpretation will have no impact on our consolidated financial position or results of operations.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements," which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC. SAB 101 requires companies to report any changes in revenue recognition as a cumulative change in accounting principles in accordance with Accounting Principles Board Opinion 20, "Accounting Changes." The SEC subsequently issued SAB 101A, "Amendment: Revenue Recognition in Financial Statements," which delayed implementation of SAB 101 until the Company's second fiscal quarter of 2000 and SAB 101B, which delayed the implementation date of SAB 101 until no later than the Company's fourth fiscal quarter of 2000. The Company has evaluated the implications of SAB 101 and has not identified any changes in the Company's historical practices with regards to revenue recognition.

3.   Promissory Notes:

     Promissory Notes

     Pursuant to stock purchase agreements entered into on July 8, 2002, between the Company and each of Steve L. Komar, James T. McCubbin and Mark M. Mirabile, the Company privately sold 865,000 shares of its common stock to each such person without registration under the Securities Act of 1933, pursuant to the private offering exemption under Section 4(2) thereof, in consideration of a three (3) year full-recourse, five percent (5%) interest bearing promissory note with equal annual principal payments due, issued by each such person to the Company in the principal amount of $60,550, or $181,650 in the aggregate (which equals $0.07 per share, being the closing price of the Company's common stock on July 8, 2002).

4.   Intangible Assets:

     As described in Note 2, the Company recognized an impairment charge in 2001 related to the acquisition of Eclipse. Prior to this write-off, intangible assets associated with the Eclipse acquisition were being amortized over a weighted-average life of 25 years. Accumulated amortization related to the Eclipse intangibles was approximately $1,167,000 prior to write-off. The Company recognized amortization expense of approximately $302,000 during 2001 prior to the disposition. During 2000, the accumulated amortization related to the intangible assets associated with the Eclipse transaction was approximately $890,000.

     Prior to the disposition of the PMC subsidiary, intangible assets associated with the PMC acquisition were being amortized over a weighted average life of 10 years. Accumulated amortization related to the PMC intangibles was approximately $94,000 as of December 31, 1999 and the Company recognized amortization expense of approximately $282,000 during 2000 prior to the disposition.

5.   Income Taxes:

     The Company had no provision for income taxes for the years ended December 31, 2002, 2001, and 2000.

     The provision (benefit) for income taxes results in effective rates, which differ from the federal statutory rate as follows:

                                                                      For the Years Ended
                                                                          December 31,
                                                           ------------------------------------------
                                                                2002            2001          2000
                                                           -------------   -------------   ----------
     Statutory federal income tax rate .................        34.0%            34.0%         34.0%
     Amortization and write-off of intangibles .........           --           (30.8)%          --
     Increase in valuation allowance ...................        (36.4)%          (3.6)%          --
     Non-deductible expenses ...........................         (2.1)%            --          21.0%
     Other .............................................          4.5%            0.4%         13.0%
                                                                -----           -----          ----
                                                                   --              --            --
                                                                =====           =====          ====

     The deferred tax assets (liabilities) consisted of the following as of December 31, 2002 and 2001 (in thousands):

                                                                   December 31,
                                                         ---------------------------------
                                                               2002              2001
                                                         ---------------   ---------------
    Deferred tax assets:
      Net operating loss carryforwards ...............     $ 6,440,151       $ 6,497,356
      AMT credit .....................................          13,853            13,853
      Capital losses in excess capital gains .........         696,215           696,215
      Other assets ...................................         321,545           242,655
                                                           -----------       -----------
         Total deferred tax assets ...................       7,471,764         7,450,079
    Deferred tax liabilities:
      Depreciation and amortization ..................              --                --
      Other ..........................................              --                --
                                                           -----------       -----------
         Total deferred tax liabilities ..............              --                --
    Net deferred tax asset ...........................       7,471,764         7,450,079
    Less -- Valuation allowance ......................      (7,471,764)       (7,450,079)
                                                           -----------       -----------
                                                           $        --       $        --
                                                           ===========       ===========

     The Company has determined that its net deferred tax asset did not satisfy the recognition criteria set forth in SFAS No. 109 and, accordingly, established a valuation allowance for 100 percent of the net deferred tax asset.

     As of December 31, 2002 the Company had net operating loss carry forwards of approximately $16,100,000 to offset future taxable income. These carry forwards expire between 2010 and 2022. Under the provision of the Tax Reform Act of 1986, when there has been a change in an entity's ownership of 50 percent or greater, utilization of net operating loss carry forwards may be limited. The capital losses in excess of capital gains expire in the year 2005. As a result of WidePoint's equity transactions, the Company's net operating losses will be subject to such limitations and may not be available to offset future income for tax purposes.

6.   Interest Expense:

     Interest Due from Promissory Note

     In conjunction with the PMC acquisition the Company issued a $3.0 million note payable to the sole shareholder of PMC. This $3.0 million note payable accrued interest at a rate of 6 percent per annum. The Company imputed interest on this note at 8.5 percent and as a result, recorded a discount on the promissory note payable of approximately $167,000. This discount was being amortized using the effective interest method over the term of the note. In connection with the sale of the PMC subsidiary, the note payable was extinguished as consideration in the transaction. The expense realized in 2000 was approximately $170,000.

7.   Common Stock:

     Pursuant to stock purchase agreements entered into on July 8, 2002, between the Company and each of Steve L. Komar, James T. McCubbin and Mark M. Mirabile, the Company privately sold 865,000 shares of its common stock to each such person without registration under the Securities Act of 1933, pursuant to the private offering exemption under Section 4(2) thereof, in consideration of a three (3) year full-recourse note. (See note 3.)

8.   Stock Options and Stock-Based Compensation:

     1997 Stock Incentive Plan

     In May 1997, the Company adopted the 1997 Stock Incentive Plan (the "Incentive Plan"). The purpose of the Incentive Plan is to provide additional compensation to employees, officers, directors and consultants of the Company or its affiliates. Under the terms of the Incentive Plan, as amended, 3,000,000 shares of common stock have been reserved for issuance as incentive awards under the Incentive Plan. The number of shares of Company common stock associated with any forfeited stock incentive will be added back to the number of shares that can be issued under the Incentive Plan. Awards under the Incentive Plan and their terms are determined by a committee

(the "Committee") that has been selected by the Board of Directors. The Incentive Plan permits the Committee to make awards of a variety of equity-based incentives (collectively, "Stock Incentives").

     The Incentive Plan allows for the grant of incentive stock options and nonqualified stock options. The exercise price of the options will be established by the Committee. The term of an option will be specified in the applicable agreement provided, however, that no option can be exercised ten years after the date of grant. In addition to stock options, the Incentive Plan also allows for the grant of other Stock Incentives, including stock appreciation rights, stock awards, phantom shares, performance unit appreciation rights and dividend equivalent rights. These Stock Incentives will be subject to the terms prescribed by the Committee in accordance with the provisions of the Incentive Plan.

     In February 1998, the Company amended the Incentive Plan to permit the adjustment of the terms and conditions of outstanding options.

     1997 Directors Formula Stock Option Plan

     In May 1997, the Company adopted the 1997 Directors Formula Stock Option Plan (the "Director Plan"). The Company has reserved 120,000 shares of common stock to underlie stock options granted under the Director Plan. Any shares associated with forfeited options are added back to the number of shares that underlie stock options to be granted under the Director Plan.

     The awards of stock options under the Director Plan are determined by the express terms of the Director Plan. Generally, only non-employee directors of the Company who do not perform services for the Company are eligible to participate in the Director Plan. The Director Plan provides for option grants to purchase 12,000 shares of common stock upon a non employee director's initial appointment to the Board of Directors. The options will vest immediately to 8,000 shares of common stock underlying such options, will vest to an additional 2,000 shares after the director's completion of the first year of continued service to the Company, and will vest to the remaining 2,000 shares after the completion of the second year of continued service to the Company. Each option granted pursuant to the Director Plan will be evidenced by an agreement and will be subject to additional terms as set forth in the agreement. Options become exercisable when vested and expire ten years after the date of grant, subject to any shorter period that may be provided in the agreement.

     The following is a summary of the WidePoint options activity:

                                                                                     Weighted-
                                                 Number of        Option Price        Average
                                                   Shares            Range         Exercise Price
                                              ---------------   ---------------   ---------------
   Outstanding, December 31, 1999 .........       2,498,500        $2.06-14.06          $4.12
     Granted ..............................         260,000         0.52- 2.56           1.82
     Canceled or expired ..................      (1,457,000)        0.52- 2.45           3.78
                                                 ----------        -----------          -----
   Outstanding, December 31, 2000 .........       1,301,500        $0.52-14.06          $3.90
                                                 ==========        ===========          =====
     Granted ..............................       1,742,000        $0.12- 0.19          $0.17
     Canceled or expired ..................        (605,000)        0.17-14.06           3.55
                                                 ----------        ------------         -----
   Outstanding, December 31, 2001 .........       2,438,500        $0.12-14.06          $1.37
                                                 ==========        ===========          =====
     Granted ..............................         620,000        $0.07- 0.07          $0.07
     Canceled or expired ..................       1,242,500         0.14-14.06           2.42
                                                 ----------        -----------          -----
   Outstanding, December 31, 2002 .........       1,816,000        $0.07- 1.35          $0.14
                                                 ==========        ===========          =====

     As of December 31, 2002 and 2001, options to purchase 1,075,673 and 1,153,840 shares, respectively of common stock were exercisable with a weighted average exercise price of $0.15 and $1.65, respectively. The weighted-average remaining contractual life of the options outstanding at December 31, 2002 and December 31, 2001, was 8.17 and 7.69 years, respectively. The weighted-average fair value of options granted in 2002 and 2001 was $0.06 and $0.15, respectively.

     Had compensation expense been determined based on the fair value of the options at the grant dates consistent with the method of accounting under SFAS No. 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below:

                                                              For the Years Ended December 31,
                                                     ---------------------------------------------------
                                                          2002             2001               2000
                                                     -------------   ----------------   ----------------
   Net loss:
     As reported .................................     $ (59,609)       $(6,786,839)       $(6,594,001)
     Pro forma ...................................     $(703,787)        (7,441,497)       $(7,396,840)
   Pro forma basic and diluted net loss per share:
     As reported .................................     $   (0.00)       $     (0.52)       $     (0.51)
     Pro forma ...................................     $   (0.05)             (0.57)       $     (0.57)

     The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: no dividend yield, expected volatility of 156 percent, risk-free interest rates of 2.70 to
6.73 percent and an expected term of five years.

     Stock Warrants

     On September 20, 1999, the Company entered in a two-year agreement with an international investment banking firm to provide investment banking, mergers and acquisitions and strategic planning services. In conjunction with this agreement, the Company issued a stock warrant to purchase 200,000 shares of common stock at $2.75 per share, an amount that exceeded the stock's trading price on that date. The Company used a fair-value option pricing model to value this stock warrant, and it was determined to have a fair value of approximately $140,000 at the date of grant. The deferred compensation associated with the warrant was reflected as a separate component of stockholders' equity. During the year ended December 31, 1999, approximately $19,000 of expense had been recognized related to the warrant. Because the warrant was issued to a third party in exchange for services, the Company utilizes variable plan accounting to measure the fair value of the warrant. As of December 31, 2000, because the exercise price of the warrant significantly exceeded the fair value of the Company's common stock, the fair value of the warrant as measured under a fair-value option pricing model is zero. As such, the Company reversed the expense recognized in 1999 and reduced the amounts allocated to deferred compensation and to the warrant.

     On October 1, 1999, the Company issued a stock warrant to purchase 200,000 shares of common stock at $5.00 per share, an amount that exceeded the stock's trading price on that date, as part of the PMC acquisition. The warrant has a term of 3 years. The Company used a fair-value option pricing model to value this stock warrant at approximately $140,000. This value has been reflected as part of stock warrants in the stockholders' equity section of the consolidated balance sheet and has been included as part of the Company's purchase accounting for the PMC acquisition. This warrant expired on October 1, 2002 and as such, the Company reversed the expense recognized in 1999 and reduced the amounts allocated to deferred compensation and to the warrant.

9.   Commitments and Contingencies:

     The Company leases office space and equipment under operating leases that expire on various dates through 2004. The Company also leases various pieces of computer and office equipment under capital leases that expire on various dates through 2003.

     In connection with the change in the Company's strategic plan, certain offices in Maryland, Minnesota, Cleveland, and Detroit were closed. The remaining contractual expense under the lease agreements related to these locations was accrued at the time that the Company committed to the plan to exit these locations. Operations had ceased at these locations as of December 31, 2001.

     As of December 31, 2002, the Company's office space and equipment leases, including those for closed locations, extend through 2004. The Company also leases various computer equipment and office equipment under capital leases that expire on various dates through 2003. The future minimum lease obligations under operating and capital leases as of December 31, 2002 are as follows:

                                                    Operating    Capital
Year Ended December 31,                              Leases       Leases
-----------------------                            ----------   ---------
  2003 .........................................    $69,320      $6,568
  2004 .........................................      6,231          --
                                                    -------      ------
    Total ......................................    $75,551       6,568
                                                                 ------
          Amount representing interest .........                    147
                                                                 ------
          Current portion ......................                 $6,421
                                                                 ======

     Employment Agreements

     The Company has employment agreements with certain executives that prescribe compensation levels and provide for severance payments in certain instances.

     Litigation

     The Company is periodically a party to disputes arising from normal business activities. In the opinion of management, resolution of these matters will not have a material adverse effect upon the financial position or future operating results of the Company, and adequate provision for any potential losses has been made in the accompanying consolidated financial statements.

10.  Segment reporting.

     During 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" SFAS No. 131 requires a business enterprise, based upon a management approach, to disclose financial and descriptive information about its operating segments. Operating segments are components of an enterprise about which separate financial information is available and regularly evaluated by the chief operating decision maker(s) of an enterprise. Under this definition, the Company operated as a single segment for all periods presented.

11.  Selected Quarterly Financial Data (Unaudited)

     A summary of selected quarterly information for 2002 and 2001 is as follows:

                               2002 Quarter Ended
             (in thousands of U.S. dollars except per share amounts)

                                        March 31      June 30      Sep. 30      Dec. 31
                                       ----------   -----------   ---------   ----------
      Net Sales ....................     $  863        $  839       $ 917        $ 876
      Gross Profit .................        266           261         259          219
      Net (Loss) Earnings ..........        (94)          (51)          0           84
      Earnings per Share ...........     $(0.01)       $(0.00)      $0.00        $0.01

                               2001 Quarter Ended
             (in thousands of U.S. dollars except per share amounts)

                                       March 31      June 30       Sep. 30       Dec. 31
                                      ----------   -----------   -----------   -----------
      Net Sales ...................      $2,200        $1,646      $1,253       $   804
      Gross Profit ................       1,041           768         620           351
      Net Loss ....................        (116)         (270)       (116)       (6,284)
      Earnings per Share ..........      $(0.01)       $(0.02)     $(0.01)      $ (0.48)